      THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT ISSUED JULY 28, 2000 (SUBJECT TO COMPLETION)

TO PROSPECTUS DATED SEPTEMBER 30, 1999

[LOGO]
--------------------------------------------------------------------------------

3,500,000 SHARES
COMMON STOCK
--------------------------------------------------------------------------------

Waste Connections, Inc. is a regional, integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in secondary markets of the Western U.S. We are offering 3,500,000 shares of common stock.

Our common stock is traded on the Nasdaq National Market under the symbol "WCNX." On July 27, 2000 the last reported sale price of our common stock on the Nasdaq National Market was $21 3/16 per share.

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 4 OF THE ATTACHED PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                          PROCEEDS,
                                                PUBLIC                                BEFORE EXPENSES,
                                               OFFERING          UNDERWRITING             TO WASTE
                                                PRICE              DISCOUNTS             CONNECTIONS
  Per Share                                 $                 $                      $
  Total                                     $                 $                      $

The underwriters may purchase up to 525,000 additional shares from Waste Connections at the public offering price, less underwriting discounts and commissions, to fulfill over-allotments that occur during the offering process.

The underwriters expect to deliver the shares of common stock against payment in
Baltimore, Maryland on           , 2000.

DEUTSCHE BANC ALEX. BROWN
                        PAINEWEBBER INCORPORATED
                                                  SALOMON SMITH BARNEY

PROSPECTUS DATED           , 2000.

This prospectus contains registered service marks, trademarks and trade names of Waste Connections, including the Waste Connections, Inc. name and logo.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement contains the terms of this offering. A description of our capital stock is contained in the attached prospectus. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the attached prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the attached prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede the information in the attached prospectus.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights some information from this prospectus supplement and the attached prospectus. These documents may not contain all of the information that is important to you. To understand this offering fully, you should read this prospectus supplement and the attached prospectus carefully, including the risk factors and the financial statements incorporated by reference herein. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information," in the attached prospectus. Unless otherwise specified, all references to "Waste Connections" mean Waste Connections, Inc. and our subsidiaries, and all references to "solid waste" mean non-hazardous solid waste.

                               WASTE CONNECTIONS

     Waste Connections is a regional, integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in secondary markets of the Western U.S. We currently own and operate 54 collection operations, 18 transfer stations and 11 solid waste landfills and operate an additional six transfer stations, six solid waste landfills and 17 recycling facilities. As of June 30, 2000, we served more than 600,000 commercial, industrial and residential customers in 15 states: California, Colorado, Iowa, Kansas, Minnesota, Montana, Nebraska, New Mexico, Oklahoma, Oregon, South Dakota, Texas, Utah, Washington, and Wyoming. Over 60% of our revenues for the six months ended June 30, 2000, were generated in exclusive markets, the majority of which were from exclusive arrangements, including franchise agreements, long-term municipal contracts and governmental certificates.

     We have targeted secondary markets of the Western U.S. because we believe that: (1) there is less competition in these markets from large, well-capitalized solid waste services companies; (2) these markets have strong projected economic and population growth rates; (3) a large number of independent solid waste services companies suitable for acquisition by us are located in these markets; and (4) there is a greater opportunity to enter into exclusive arrangements in these markets.

     We have developed a two-pronged strategy tailored to the competitive and regulatory factors that affect our markets. In the markets where waste collection services are performed under exclusive arrangements, we generally focus on controlling the solid waste stream by providing collection services under these exclusive arrangements. In markets where we believe that competitive and regulatory factors make owning landfills advantageous, we generally focus on providing integrated services, from collection through disposal of solid waste in landfills that we own or operate.

                           OUR COMPETITIVE ADVANTAGES

     Our objective is to build a leading integrated solid waste services company in secondary markets of the Western U.S. Our primary competitive advantages include:

     - Favorable growth conditions. Our focus on secondary markets of the Western U.S. allows us to benefit from favorable conditions for both organic growth and growth via our acquisition program. In many of our markets, demographic trends have resulted in above average growth in population, commercial activity and waste volumes. In addition, the higher degree of fragmentation within our markets relative to the more densely populated markets in the Eastern U.S. continues to support our ability to execute an opportunistic and disciplined acquisition strategy.

     - Exclusive customer relationships. For the six months ended June 30, 2000, over 60% of our revenues were generated in exclusive markets, the majority of which were pursuant to contracts that grant us the exclusive right to provide our services within a specific geographic region at established rates. The duration of these contracts generally ranges from three years to perpetuity. The exclusive nature of our contracts combined with their long duration provides operating and financial stability as we focus on optimizing our collection, transfer and disposal activities.

     - Integrated operations. Our operating strategy emphasizes the integration of activities within 18 market areas. This strategy results in efficient utilization of collection, transfer and disposal assets within a specific market area. While daily operating activities are managed on a local basis, we have implemented company-wide information systems that enable management to monitor operating and financial results from our district, regional and corporate offices.

     - Unique disposal position. All of the solid waste we collect is disposed at either: (1) company-owned or operated landfills; (2) municipally-owned landfills; or (3) third party landfills pursuant to regulatory flow control requirements. None of the solid waste we collect within an operating district is disposed of at a landfill owned by a competitor that also operates in that district. In our exclusive markets, we believe that controlling the waste stream by providing collection services is often more important than owning or operating landfills since regulations, in some cases, dictate the disposal facility to be used. Within our competitive markets, we optimize our competitive position by disposing of collected waste volumes at company-owned or operated or municipally-owned landfills. For the six months ended June 30, 2000, approximately 66% of the solid waste we collected in our competitive markets was disposed of, or internalized, at landfills we owned or operated.

     - Strong management team and proven ability to execute. Our management team has extensive experience in acquiring, integrating and operating solid waste services businesses in the Western U.S. For the three months ended June 30, 2000, when compared to the same period in 1999, our management team increased revenues to approximately $76 million from $40.9 million and increased EBITDA and operating income margins to 33.6% and 25%, respectively, from 29.9% and 22.3%.
                         ------------------------------------

     Waste Connections' executive offices are located at 620 Coolidge Drive, Suite 350, Folsom, California 95630. Our telephone number is (916) 608-8200.

                              RECENT DEVELOPMENTS

Acquisitions

     In the quarter ended June 30, 2000, we completed six acquisitions representing net annualized revenues of approximately $36.1 million. In our largest transactions, we acquired collection, transfer and landfill operations in Wichita and Garden City, Kansas, from Allied Waste Industries ("Allied") and purchased Allied's collection operations in Des Moines, Iowa, Miles City, Montana and Casper, Wyoming. With the purchase of Allied's Wichita and Garden City, Kansas, operations, we became the largest collection company in those markets. In this transaction we also obtained rights to construct a strategically located transfer station that will allow us to achieve significant integration of our operations and improve operating margins. We expect to complete construction of this transfer station in 2001. We also completed tuck-in acquisitions in California, Colorado, Minnesota, New Mexico and Texas.

New Senior Credit Facility

     On May 16, 2000, we entered into a new five-year credit facility with a group of banks, which increased our borrowing capacity to $385 million and modified certain covenants. In connection with the sale of the common stock offered by this prospectus supplement and the attached prospectus, we expect to increase our borrowing capacity under this credit facility to $405 million. As of June 30, 2000, the aggregate outstanding principal indebtedness under the credit facility was approximately $347.9 million, and another approximately $25.3 million was committed to letters of credit providing security for tax-exempt financings and other financial obligations.

Unaudited Results for the Quarter Ended June 30, 2000

     On July 26, 2000, we announced the unaudited results of our operations during the quarter ended June 30, 2000. We reported that revenues increased 85.9% to $76 million from $40.9 million for the same quarter in 1999. Income from operations increased 108% to $18.9 million from $9.1 million and diluted net income per share increased 36.4% to $0.30 from $0.22 in the comparable period in 1999, excluding non-cash stock compensation expenses, acquisition related expenses and loss on sale of assets.

                                  THE OFFERING

     The following information, and similar information throughout this prospectus supplement and the attached prospectus relating to shares to be outstanding after this offering, assumes that the underwriters do not exercise the option granted by us to purchase up to 525,000 additional shares. The shares shown below as being outstanding after this offering exclude 2,191,907 shares of common stock issuable upon the exercise of warrants and options outstanding as of June 30, 2000. These warrants and options have a weighted average exercise price of $11.76 per share.

Common stock offered by Waste Connections...................  3,500,000 shares
Common stock to be outstanding after this offering..........  25,070,526 shares
Use of proceeds.............................................  Reduction of existing indebtedness, future acquisitions, capital
                                                              expenditures and working capital
Nasdaq National Market symbol...............................  WCNX

                            WASTE CONNECTIONS, INC.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                    THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,              MARCH 31,
                                                  --------------------------    --------------------------
                                                     1998           1999           1999           2000
                                                  -----------    -----------    -----------    -----------
STATEMENT OF OPERATIONS DATA(1):
  Revenues......................................  $    99,624    $   184,225    $    33,178    $    64,011
  Operating Expenses:
    Cost of operations..........................       71,635        112,686         21,636         36,804
    Selling, general and administrative.........        9,967         15,754          2,928          5,391
    Depreciation and amortization...............        8,008         14,769          2,563          5,986
    Stock compensation..........................          632            265             70             54
    Acquisition related(2)......................           --          9,003          7,800            150
                                                  -----------    -----------    -----------    -----------
  Income (loss) from operations.................        9,382         31,748         (1,819)        15,626
  Interest expense..............................       (3,458)       (11,531)        (1,057)        (5,894)
  Other income(expense), net....................          410            (66)           (36)             6
                                                  -----------    -----------    -----------    -----------
  Income (loss) before income tax provision.....        6,334         20,151         (2,912)         9,738
  Income tax provision..........................       (3,040)       (10,924)        (1,367)        (4,048)
  Extraordinary item(3).........................       (1,027)            --             --             --
                                                  -----------    -----------    -----------    -----------
  Net income (loss).............................  $     2,267    $     9,227    $    (4,279)   $     5,690
                                                  ===========    ===========    ===========    ===========
  Redeemable convertible preferred stock
    accretion...................................         (917)            --             --             --
                                                  -----------    -----------    -----------    -----------
  Net income (loss) applicable to common
    stockholders................................  $     1,350    $     9,227    $    (4,279)   $     5,690
                                                  ===========    ===========    ===========    ===========
  Diluted net income (loss) per share...........  $      0.11    $      0.46    $     (0.27)   $      0.26
                                                  ===========    ===========    ===========    ===========
  Shares used in calculating diluted net income
    (loss) per share............................   12,323,990     19,929,539     15,980,164     21,976,094
                                                  ===========    ===========    ===========    ===========

                                                                                  MARCH 31, 2000
                                                              DECEMBER 31,   -------------------------
                                                                  1999        ACTUAL    AS ADJUSTED(4)
                                                              ------------   --------   --------------
BALANCE SHEET DATA(1):
  Cash and equivalents......................................    $  2,393     $  2,657      $  2,657
  Working capital (deficit).................................     (10,149)      (4,788)       (4,788)
  Property and equipment, net...............................     335,260      339,570       339,570
  Total assets..............................................     617,958      648,171       648,171
  Long-term debt............................................     275,145      303,010       233,312
  Total stockholders' equity................................     218,521      224,645       294,343

---------------
(1) Waste Connections' historical financial statements have been retroactively restated to reflect the acquisitions consummated through March 31, 2000 which were accounted for using the pooling-of-interests method.

(2) Acquisition related expenses consist of direct merger related expenses for acquisitions accounted for using the pooling-of-interests method.

(3) Extraordinary item represents the expense from early extinguishment of debt, net of income tax effects.

(4) Adjusted to reflect the sale of the common stock offered by Waste Connections through this prospectus supplement and the attached prospectus at an assumed public offering price of $21.1875 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     You should carefully consider the risks described below and beginning on page 4 of the attached prospectus before making an investment decision. The risks and uncertainties described below and in the attached prospectus are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     Any or all of the following risks and those described in the attached prospectus could materially and adversely affect our business, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment.

     This prospectus supplement and the attached prospectus also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of the risks described below and elsewhere in this prospectus supplement and the attached prospectus and other factors that we cannot now foresee.

WE MAY HAVE DIFFICULTY EXECUTING OUR GROWTH STRATEGY

     Our growth strategy includes expanding through acquisitions, acquiring additional exclusive arrangements and generating internal growth. Whether we can execute our growth strategy depends on several factors, including the availability of capital to support our growth, the success of existing and emerging competition, the availability of acquisition candidates, our ability to maintain profit margins in the face of competitive pressures, our ability to continue to recruit, train and retain qualified employees and the strength of demand for our services.

OUR GROWTH AND FUTURE FINANCIAL PERFORMANCE DEPEND SIGNIFICANTLY ON OUR ABILITY TO INTEGRATE ACQUIRED BUSINESSES INTO OUR ORGANIZATION AND OPERATIONS

     Part of our strategy is to achieve economies of scale and operating efficiencies by growing through acquisitions. We may not achieve these goals unless we effectively combine the operations of acquired businesses with our existing operations. Our senior management team may not be able to integrate our completed and future acquisitions. Any difficulties we encounter in the integration process could materially and adversely affect our business and financial results.

OUR GROWTH MAY BE LIMITED BY THE INABILITY TO MAKE ACQUISITIONS ON ATTRACTIVE TERMS

     Although we have identified numerous acquisition candidates that we believe are suitable, we may not be able to acquire them at prices or on terms and conditions favorable to us. As a result, our growth would be limited.

RAPID GROWTH MAY STRAIN OUR MANAGEMENT, OPERATIONAL, FINANCIAL AND OTHER
RESOURCES

     From inception through June 30, 2000, we acquired 103 solid waste services related businesses. To maintain and manage our growth, we will need to expand our management information systems capabilities and our operational and financial systems and controls. We will also need to attract, train, motivate, retain and manage additional senior managers, technical professionals and other employees. Failure to do any of these things would materially and adversely affect our business and financial results.

WE COMPETE FOR ACQUISITION CANDIDATES WITH OTHER PURCHASERS, SOME OF WHICH HAVE GREATER FINANCIAL RESOURCES THAN WASTE CONNECTIONS

     Other companies have adopted or will probably adopt our strategy of acquiring and consolidating regional and local businesses. We expect that increased consolidation in the solid waste services industry will increase competitive pressures. Increased competition for acquisition candidates may make fewer acquisition opportunities available to us, and may cause us to make acquisitions on less attractive terms, such as higher purchase prices. Acquisition costs may increase to levels beyond our financial capability or to levels that would adversely affect our operating results and financial condition. Our ongoing ability to make acquisitions will depend in part on the relative attractiveness of our common stock as consideration for potential acquisition candidates. This attractiveness may depend largely on the relative market price and capital appreciation prospects of our common stock compared to the common stock of our competitors. If the market price of our common stock were to decline materially over a prolonged period of time, we may find it difficult to make acquisitions on attractive terms.

TIMING AND STRUCTURE OF ACQUISITIONS MAY CAUSE FLUCTUATIONS IN OUR QUARTERLY RESULTS

     We are not always able to control the timing of our acquisitions. Obtaining third party consents and regulatory approvals, completing due diligence on the acquired businesses, and finalizing transaction terms and documents are not entirely within our control and may take longer than we anticipate, causing certain transactions to be delayed. Our inability to complete acquisitions in the time frames that we expect may adversely affect our business, financial condition and operating results. In addition, whether we account for an acquisition using the purchase or the pooling-of-interests method determines how the acquisition affects our financial results.

WE MAY BE UNABLE TO COMPETE EFFECTIVELY WITH GOVERNMENTAL SERVICE PROVIDERS AND LARGER AND BETTER CAPITALIZED COMPANIES

     Our industry is highly competitive and fragmented and requires substantial labor and capital resources. Some of the markets in which we compete or will likely compete are served by one or more large, national solid waste companies, as well as by numerous regional and local solid waste companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets. We also compete with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. These operators may have financial advantages over Waste Connections because of their access to user fees and similar charges, tax revenues and tax-exempt financing. Some of our competitors may also be better capitalized, have greater name recognition or be able to provide services at a lower cost than Waste Connections.

WE MAY LOSE CONTRACTS THROUGH COMPETITIVE BIDDING, EARLY TERMINATION OR GOVERNMENTAL ACTION

     We derive a substantial portion of our revenue from services provided under exclusive municipal contracts, franchise agreements and governmental certificates. Many of these will be subject to competitive bidding at some time in the future. We also intend to bid on additional municipal contracts and franchise agreements. However, we may not be the successful bidder. In addition, some of our customers may terminate their contracts with us before the end of the contract term. Municipalities in Washington may by law annex unincorporated territory, which would remove such territory from the area covered by governmental certificates issued to us by the Washington Utilities and Transportation Commission (the "WUTC"). Annexation would reduce the areas covered by our governmental certificates and subject more of our Washington operations to competitive bidding in the future. Moreover, legislative action could amend or repeal the laws governing governmental certificates, which could materially and adversely affect Waste Connections. If we were not able to replace revenues from contracts lost through competitive bidding or early termination or from the renegotiation of existing contracts with other revenues within a reasonable time period, the lost revenues could materially and adversely affect our business and financial results.

WE MAY NOT HAVE ENOUGH CAPITAL OR BE ABLE TO RAISE ENOUGH ADDITIONAL CAPITAL ON SATISFACTORY TERMS TO MEET OUR CAPITAL REQUIREMENTS

     Continued growth will require additional capital. We expect to finance future acquisitions through cash from operations, borrowings under our credit facility, issuing additional equity or debt securities and/or seller financing. If acquisition candidates are unwilling to accept, or we are unwilling to issue, shares of our common stock as part of the consideration for acquisitions or if our common stock does not maintain a sufficient market value, we may have to use more of our cash or borrowings under our credit facility to fund acquisitions. Using cash for acquisitions limits our financial flexibility and makes us more likely to seek additional capital through future debt or equity financings. If available cash from operations and borrowings under the credit facility are not sufficient to fund acquisitions, we will need additional equity and/or debt financing. If we seek more debt, our interest expense would increase and we may have to agree to financial covenants that limit our operational and financial flexibility. If we seek more equity, we may dilute the ownership interests of our then-existing stockholders. If we are unable to obtain additional equity and/or debt financing on attractive terms, our rate of growth through acquisitions may decline. We will also need to make substantial capital expenditures to develop or acquire new landfills, transfer stations and other facilities and to maintain such properties.

WE DEPEND SIGNIFICANTLY ON THE SERVICES OF THE MEMBERS OF OUR SENIOR MANAGEMENT TEAM, AND THE DEPARTURE OF ANY OF THOSE PERSONS MIGHT MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS

     We currently maintain "key man" life insurance for Ronald J. Mittelstaedt, the President, Chief Executive Officer and Chairman, in the amount of $3 million. Key members of our management have entered into employment agreements with Waste Connections with terms ranging from three to five years. We may not be able to enforce these agreements.

THE GEOGRAPHIC CONCENTRATION OF OUR BUSINESS AND SEASONAL FLUCTUATIONS MAY ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS

     Our business and financial results would be harmed by downturns in the general economy of the Western U.S. and other factors affecting the region, such as state regulations affecting the solid waste services industry and severe weather conditions. Based on historic trends experienced by the businesses we have acquired, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters, and lower in the fourth quarter than in the second and third quarters. This seasonality reflects the lower volume of solid waste generated during the late fall, winter and early spring months because of decreased construction and demolition activities during the winter months in the Western U.S. In addition, some of our operating costs should be generally higher in the winter months. Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Because of these factors, we expect operating income to be generally lower in the winter months.

EXTENSIVE AND EVOLVING ENVIRONMENTAL LAWS AND REGULATIONS MAY ADVERSELY AFFECT OUR BUSINESS

     Environmental laws and regulations have been enforced more and more stringently in recent years because of greater public interest in protecting the environment. These laws and regulations impose substantial costs on Waste Connections and affect our business in many ways, including as described below. In addition, federal, state and local governments may change the rights they grant to and the restrictions they impose on solid waste services companies, and such changes could have a material adverse effect on Waste Connections.

     - WE MAY BE UNABLE TO OBTAIN AND MAINTAIN LICENSES OR PERMITS AND ZONING, ENVIRONMENTAL AND/OR OTHER LAND USE APPROVALS THAT WE NEED TO OWN AND OPERATE OUR LANDFILLS

       These licenses or permits and approvals are difficult and time-consuming to obtain and renew, and elected officials and citizens' groups frequently oppose them. Failure to obtain and maintain the permits and approvals we need to own or operate landfills (including increasing their capacity) could materially and adversely affect our business and financial condition.

     - EXTENSIVE REGULATIONS THAT GOVERN THE DESIGN, OPERATION AND CLOSURE OF LANDFILLS MAY ADVERSELY AFFECT OUR BUSINESS

       These regulations include the regulations ("Subtitle D Regulations") that establish minimum federal requirements adopted by the U.S. Environmental Protection Agency in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976. If Waste Connections fails to comply with these regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently. Future changes to these regulations may require us to modify, supplement or replace equipment or facilities at substantial costs. If regulatory agencies fail to enforce these regulations vigorously or consistently, our competitors whose facilities do not comply with the Subtitle D Regulations or their state counterparts may obtain an advantage over us. Our financial obligations arising from any failure to comply with these regulations could materially and adversely affect our business and financial results.

     - WE MAY BE SUBJECT IN THE NORMAL COURSE OF BUSINESS TO JUDICIAL AND ADMINISTRATIVE PROCEEDINGS INVOLVING FEDERAL, STATE OR LOCAL AGENCIES OR CITIZENS' GROUPS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS

       Governmental agencies may impose fines or penalties on us. They may also attempt to revoke or deny renewal of our operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations, or to require us to remediate potential environmental problems relating to waste that we or our predecessors collected, transported, disposed of or stored. Individuals or community groups might also bring actions against us in connection with our operations. Any adverse outcome in these proceedings could have a material adverse effect on our business and financial results and create adverse publicity about Waste Connections.

     - WE MAY INCUR LIABILITIES FOR ENVIRONMENTAL DAMAGE

       We are liable for any environmental damage that our solid waste facilities cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water. We may be liable for damage resulting from conditions existing before we acquired these facilities. We may also be liable for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal that we or our predecessors arranged. Any substantial liability for environmental damage could materially and adversely affect our business and financial results.

EACH BUSINESS THAT WE ACQUIRE OR HAVE ACQUIRED MAY HAVE LIABILITIES THAT WE FAIL OR ARE UNABLE TO DISCOVER, INCLUDING LIABILITIES THAT ARISE FROM PRIOR OWNERS' FAILURE TO COMPLY WITH ENVIRONMENTAL LAWS

     As a successor owner, we may be legally responsible for these liabilities. Even if we obtain legally enforceable representations, warranties and indemnities from the sellers of such businesses, they may not cover the liabilities fully. Some environmental liabilities, even if we do not expressly assume them, may be imposed on Waste Connections under various legal theories. Our insurance program does not cover liabilities associated with any environmental cleanup or remediation of our own sites. A successful uninsured claim against Waste Connections could materially and adversely affect our business and financial results.

OUR GROWTH MAY BE LIMITED BY THE INABILITY TO OBTAIN NEW LANDFILLS AND EXPAND EXISTING ONES

     We currently own and operate a number of landfills. Our ability to meet our growth objectives may depend in part on our ability to acquire, lease and expand landfills and develop new landfill sites. We may not be able to obtain new landfill sites or expand the permitted capacity of our landfills when necessary.

IN SOME AREAS IN WHICH WE OPERATE, SUITABLE LAND FOR NEW SITES OR EXPANSION OF EXISTING LANDFILL SITES MAY BE UNAVAILABLE

     Operating permits for landfills in states where we operate must generally be renewed at least every five years. It has become increasingly difficult and expensive to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills and transfer stations. The process often takes several years, requires numerous hearings and compliance with zoning, environmental and other requirements and is resisted by citizen, public interest or other groups. We may not be able to obtain or maintain the permits we require to expand, and such permits may contain burdensome terms and conditions. Even when granted, final permits to expand are often not approved until the remaining permitted disposal capacity of a landfill is very low. Local laws and ordinances also may affect our ability to obtain permits to expand landfills. If we were to exhaust our permitted capacity at a landfill, our ability to expand internally would be limited, and we could be required to cap and close that landfill and forced to dispose of collected waste at more distant landfills or at landfills operated by our competitors. The resulting increased costs would materially and adversely affect our business and financial results.

OUR ACCRUALS FOR OUR LANDFILL CLOSURE AND POST-CLOSURE COSTS MAY BE INADEQUATE

     We may be required to pay closure and post-closure costs of landfills and any disposal facilities that we own or operate. We accrue for future closure and post-closure costs of our owned landfills, generally for a term of 30 years after final closure of a landfill, based on engineering estimates of consumption of permitted landfill airspace over the useful life of the landfill. Our obligations to pay closure or post-closure costs may exceed the amount we accrued and reserved and other amounts available from funds or reserves established to pay such costs. This could materially and adversely affect our business and financial results.

WE MAY INCUR ADDITIONAL CHARGES RELATED TO CAPITALIZED EXPENDITURES

     In accordance with generally accepted accounting principles, we capitalize some expenditures and advances relating to acquisitions, pending acquisitions and landfill development projects. We expense indirect acquisition costs such as executive salaries, general corporate overhead, public affairs and other corporate services as we incur those costs. We charge against earnings any unamortized capitalized expenditures and advances (net of any amount that we estimate we will recover, through sale or otherwise) that relate to any operation that is permanently shut down, any pending acquisition that is not consummated and any landfill development project that we do not expect to complete. Therefore, Waste Connections may incur charges against earnings in future periods, which could materially and adversely affect our business and financial results.

FAILURE TO COMPLY WITH COVENANTS AND CONDITIONS OF OUR CREDIT FACILITY COULD ADVERSELY AFFECT OUR BUSINESS

     Our credit facility requires us to obtain the consent of the lending banks before acquiring any other business for more than $25 million in cash and assumed debt. If we are not able to obtain our banks' consent to acquisitions of this size, we may not be able to complete them, which could inhibit our growth. Our credit facility also contains financial covenants based on our current and projected financial condition after completing an acquisition. If we cannot satisfy these financial covenants on a pro forma basis after completing an acquisition, we would not be able to complete the acquisition without a waiver from our lending banks. Whether or not a waiver is needed, if the results of our future operations differ materially from what we expect, we may no longer be able to comply with the covenants in the credit facility. Our failure to comply with these covenants may result in a default under the credit facility, which would allow our lending banks to accelerate the date for repayment of debt incurred under the credit facility and materially and adversely affect our business and financial results.

FLUCTUATIONS IN PRICES FOR RECYCLED COMMODITIES MAY ADVERSELY AFFECT OUR OPERATING RESULTS

     We provide recycling services to some of our customers. The sale prices of and demand for recyclable waste products, particularly wastepaper, are frequently volatile and may adversely affect our operating results.

PURCHASERS OF SHARES IN THIS OFFERING WILL SUFFER IMMEDIATE DILUTION

     As of March 31, 2000, we had a negative net tangible book value. Net tangible book value represents the amount of our total tangible assets less total liabilities. Purchasers of shares of common stock offered by this prospectus supplement and the attached prospectus will suffer immediate substantial dilution in the net tangible book value per share purchased in this offering, while existing shareholders will experience an increase in net tangible book value of shares of common stock that they own.

STOCKHOLDERS WILL EXPERIENCE DILUTION WHEN WE ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK

     Investors will experience dilution when we issue common stock on the exercise of outstanding stock options and warrants or as consideration for acquisitions. We have registered 12,644,165 additional shares of common stock since our May 1998 initial public offering to be issued from time to time in connection with acquisitions and have issued 6,852,009 of these shares as of the date of this prospectus. When all of these shares have been issued, we expect to register additional shares of common stock for acquisitions in the future. We also issued an additional 3,999,307 shares of common stock in a follow-on public offering in February 1999, and we may make additional primary public offerings of our common stock in the future. These future issuances may cause additional dilution.

PROVISIONS IN OUR CHARTER AND BYLAWS MAY DETER CHANGES IN CONTROL THAT COULD BENEFIT OUR STOCKHOLDERS

     Certain provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws, and in the Delaware General Corporation Law, may deter tender offers and hostile takeovers and delay or prevent changes in control or management of Waste Connections, including transactions in which stockholders might be paid more than current market prices for their shares. These provisions may also limit our stockholders' ability to approve transactions that they believe are in their best interests.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the sale of the 3,500,000 shares of common stock offered by Waste Connections through this prospectus supplement and the attached prospectus at an assumed public offering price of $21.1875 per share (after deducting underwriting discounts and commissions and estimated offering expenses) of $69.7 million ($80.3 million if the underwriters exercise their over-allotment option).

     We intend to use the net proceeds to reduce outstanding indebtedness under our credit facility with a group of banks. Approximately $347.9 million was outstanding under that facility as of June 30, 2000, and another approximately $25.3 million was committed to letters of credit providing security for tax-exempt financings or other financial obligations. Our credit facility provides for borrowing capacity of up to $385 million, presently bears interest based on either an adjusted prime rate or the Eurodollar rate plus applicable margin (the weighted average applicable rate was approximately 9.3% as of June 30, 2000) and will mature in 2005. We obtained the credit facility primarily to fund acquisitions and to refinance debt. The terms of the credit facility permit us to draw on it as needed for future acquisitions and capital expenditures (subject to certain restrictions) and general corporate purposes. In connection with the sale of the common stock offered by this prospectus supplement and the attached prospectus, we expect to increase our borrowing capacity under this credit facility to $405 million.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has traded on the Nasdaq National Market under the symbol "WCNX" since our initial public offering on May 22, 1998. The following table shows the high and low sale prices for the common stock as reported by the Nasdaq National Market for the periods indicated.

                                                               HIGH        LOW
                                                              -------    -------
1998
Second Quarter (from May 22, 1998)..........................  $ 20.75    $ 13.75
Third Quarter...............................................    23.38      17.75
Fourth Quarter..............................................    21.13      15.88
1999
First Quarter...............................................  $ 24.00    $ 16.50
Second Quarter..............................................    32.13      22.00
Third Quarter...............................................    31.00      19.13
Fourth Quarter..............................................    20.94      10.50
2000
First Quarter...............................................  $ 14.94    $  9.25
Second Quarter..............................................    19.75      11.75
Third Quarter (through July 27, 2000).......................   23.375     17.125

     On July 27, 2000, the last sale price of the common stock as reported by the Nasdaq National Market was $21.1875 per share. On that date, there were approximately 129 record holders of Waste Connections common stock.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock. We do not currently anticipate paying any cash dividends on the common stock. We intend to retain all earnings to fund the operation and expansion of our business. In addition, our existing credit facility restricts the payment of cash dividends.

                                 CAPITALIZATION

     The following table sets forth, as of March 31, 2000, (i) the long-term debt and capitalization of Waste Connections on an historical basis, and (ii) the long-term debt and capitalization of Waste Connections as adjusted, giving effect to our sale of the 3,500,000 shares offered by Waste Connections at an assumed offering price of $21.1875 per share (after deducting underwriting discounts and commissions and estimated offering expenses) and after the application of the estimated net offering proceeds as described under "Use of Proceeds." You should read this table in conjunction with our financial statements and notes which are incorporated by reference in the attached prospectus.

                                                                MARCH 31, 2000
                                                         -----------------------------
                                                          ACTUAL      AS ADJUSTED(1)
                                                         --------    -----------------
                                                                (IN THOUSANDS)
Long-term debt, net..................................    $303,010             $233,312
Stockholders' equity:
  Preferred stock, $.01 par value, 10,000,000 shares
     authorized; no shares issued and outstanding....          --                   --
  Common stock, $.01 par value, 50,000,000 shares
     authorized; 21,338,269 shares issued and
     outstanding actual; 24,838,269 shares issued and
     outstanding as adjusted(2)......................         213                  248
Additional paid-in capital...........................     209,554              279,217
Deferred stock compensation(3).......................        (109)                (109)
Retained earnings....................................      14,987               14,987
                                                         --------         ------------
Total stockholders' equity...........................     224,645              294,343
                                                         --------         ------------
          Total capitalization.......................    $527,655             $527,655
                                                         --------         ------------
                                                         --------         ------------

---------------
(1) The estimated net proceeds from this offering will be used to reduce our then outstanding indebtedness. As of June 30, 2000, the aggregate outstanding principal indebtedness under the credit facility was approximately $347.9 million and another approximately $25.3 million was committed to letters of credit providing security for tax-exempt financing or other financial obligations.

(2) Excludes 2,203,810 shares issuable upon the exercise of options and warrants outstanding at March 31, 2000, at a weighted average exercise price of $11.79 per share.

(3) Deferred stock compensation relates to stock options granted to employees with exercise prices below the estimated fair value of the stock on the date of grant. Deferred stock compensation is being amortized to stock compensation expense over the vesting periods of the respective stock options.

                                      BUSINESS

    INDUSTRY OVERVIEW

     We estimate that the U.S. solid waste services industry generated revenues of approximately $40 billion in 1999. The solid waste services industry has undergone significant consolidation and integration since 1990. We believe that, particularly in the Western U.S., the following factors have primarily caused the consolidation and integration of the waste services industry:

     - Increased Impact of Regulations. Stringent industry regulations, such as the Subtitle D regulations, have caused operating and capital costs to rise and have accelerated consolidation and acquisition activities in the solid waste collection and disposal industry. Many smaller industry participants have found these costs difficult to bear and have decided to either close their operations or sell them to larger operators. In addition, Subtitle D requires more stringent engineering of solid waste landfills, and mandates liner systems, leachate collection, treatment and monitoring systems and gas collection and monitoring systems. These ongoing costs are combined with increased financial reserve requirements for solid waste landfill operators relating to closure and post-closure monitoring. As a result, the number of solid waste landfills is declining while the average size is increasing.

     - Increased Integration of Collection and Disposal Operations. In certain markets, competitive pressures are forcing operators to become more efficient by establishing an integrated network of solid waste collection operations and transfer stations, through which they secure solid waste streams for disposal. Operators have adopted a variety of disposal strategies, including owning landfills, establishing strategic relationships to secure access to landfills and to capture significant waste stream volumes to gain leverage in negotiating lower landfill fees and securing long-term, most-favored-pricing contracts with high capacity landfills.

     - Pursuit of Economies of Scale. Larger operators achieve economies of scale by vertically integrating their operations or by spreading their facility, asset and management infrastructure over larger volumes. Larger solid waste collection and disposal companies have become more cost-effective and competitive through control of a larger waste stream and by gaining access to significant financial resources to make acquisitions.

     - Regulatory Framework in the Western U.S. In the Western U.S., waste collection services are provided largely under three types of contractual arrangements: certificates or permits, franchise agreements and municipal contracts. Certificates or permits, such as governmental certificates awarded to waste collection service providers in unincorporated areas and electing municipalities of Washington by the WUTC, typically grant the certificate holder the exclusive and perpetual right to provide specific residential, commercial and industrial waste services in a territory at specified rates. Franchise agreements typically provide an exclusive service period of five to ten years or longer and specify the service territory, a broad range of services to be provided, and rates for the services. They also often give the service provider a right of first refusal to extend the term of the agreement. Municipal contracts typically provide a shorter service period and a more limited scope of services than franchise agreements and generally require competitive bidding at the end of the contract term. Unless customers within the areas covered by certain governmental certificates, franchise agreements and municipal contracts elect not to receive any waste collection services, they are required to pay collection fees to the company providing these services in their area. These exclusive rights and contractual arrangements create barriers to entry that can be overcome primarily through acquisitions of companies with such exclusive rights or contractual arrangements.

     Despite ongoing consolidation, the solid waste services industry remains primarily regional in nature and highly fragmented. Based on published industry sources, approximately 20% of the total revenues of the U.S. solid waste industry is accounted for by more than 5,000 private, predominantly small, collection and disposal businesses. We expect the current consolidation trends in the solid waste industry to continue, because many independent landfill and collection operators lack the capital resources, management skills and technical expertise necessary to comply with stringent environmental and other governmental regulations and to compete with larger, more efficient, integrated operators. In addition, many independent operators may wish to sell their businesses to achieve liquidity in their personal finances or as part of their estate planning. We believe that the fragmented nature of the industry offers significant consolidation and growth opportunities, especially in secondary markets of the Western U.S., for companies with disciplined acquisition programs, decentralized operating strategies and access to financial resources.

STRATEGY

     Our objective is to build a leading integrated solid waste services company in secondary markets of the Western U.S. We have developed a two-pronged strategy tailored to the competitive and regulatory factors that affect our markets.

     First, in markets where waste collection services are provided under exclusive arrangements, or where waste disposal is municipally funded or available from multiple municipal sources, we believe that controlling the waste stream by providing collection services under exclusive arrangements is often more important to our growth and profitability than owning or operating landfills. In addition, regulations in some Western U.S. markets dictate the disposal facility to be used. The large size of many western states increases the cost of interstate and long haul disposal, heightening the effects of regulations that direct waste disposal, which may make it more difficult for a landfill to obtain the disposal volume necessary to operate profitably. In markets with these characteristics, we believe that landfill ownership or vertical integration is not critical to our success.

     Second, in markets where we believe that owning landfills is advantageous because of competitive and regulatory factors, we generally focus on providing integrated services, from collection through disposal of solid waste in landfills that we own or operate.

     GROWTH STRATEGY

     - Internal Growth. To generate continued internal growth, we will focus on increasing market penetration in our current and adjacent markets, soliciting new commercial, industrial, and residential customers in markets where such customers may elect whether or not to receive waste collection services, marketing upgraded or additional services (such as compaction or automated collection) to existing customers and, where appropriate, raising prices. Where possible, we intend to leverage our franchise-based platforms to expand our customer base beyond our exclusive market territories. As customers are added in existing markets, our revenue per routed truck increases, which generally increases our collection efficiencies and profitability. In markets in which we have exclusive contracts, franchises and certificates, we expect internal volume growth generally to track population and business growth.

      Transfer stations are an important part of our internal growth strategy. They extend our direct-haul reach and link disparate collection operations with disposal capacity that we own, operate or contract. We currently own and/or operate 24 transfer stations. By operating transfer stations, we also engage in direct communications with municipalities and private operators that deliver waste to our transfer stations. This positions us to gain additional business in our markets if a municipality privatizes any solid waste operations it owns or rebids existing contracts, and it increases our opportunities to acquire other private collection operations that use the transfer stations.

     - Exclusive Arrangements. We derive a significant portion of our revenues from arrangements, including franchise agreements, municipal contracts and governmental certificates, under which we are the exclusive service provider in a specified market. We intend to devote significant resources to securing additional franchise agreements and municipal contracts through competitive bidding and additional governmental certificates by acquiring other companies. In bidding for franchises and municipal contracts and evaluating acquisition candidates holding governmental certificates, our management team draws on its experience in the waste industry and its knowledge of local service areas in existing and target markets. Our district managers maintain relationships with local governmental officials within their service areas, and sales representatives may be assigned to cover specific municipalities. These personnel focus on maintaining, renewing and renegotiating existing franchise agreements and municipal contracts and on securing additional agreements and contracts.

     - Expansion Through Acquisitions. We intend to expand the scope of our operations by continuing to acquire solid waste operations in new markets and in existing or adjacent markets that are combined with or "tucked in" to existing operations.

       We intend to expand into new geographic regions through acquisitions. We use an initial acquisition in a new market as an operating base. Then we seek to strengthen the acquired operation's presence in that market by providing additional services, adding new customers and making "tuck-in" acquisitions. We next seek to broaden our regional presence by adding additional operations in markets adjacent to the new location.

       We believe that many "tuck-in" acquisition opportunities exist within our current and targeted market areas. For example, we have identified more than 400 independent entities that provide collection and disposal services in the states where we currently operate. We believe that throughout the Western U.S., many independent entities are suitable for acquisition by Waste Connections and provide opportunities to increase our market share and route density.

     OPERATING STRATEGY

     - Decentralized Operations. We manage our operations on a decentralized basis. This places decision-making authority close to the customer, enabling us to identify customers' needs quickly and to address those needs in a cost-effective manner. We believe that decentralization provides a low-overhead, highly efficient operational structure that allows us to expand into geographically contiguous markets and operate in relatively small communities that larger competitors may not find attractive. We believe that this structure gives us a strategic competitive advantage, given the relatively rural nature of much of the Western U.S., and makes us an attractive buyer to many potential acquisition candidates.

      We currently deliver our services from 63 operating locations, which are grouped into three regions: Pacific Northwest, Western and Central. We reorganized our business into these three regions in May 2000, balancing them on the basis of their respective geographic characteristics, interstate waste flow, revenue base, employee base, regulatory structure and acquisition opportunities. Each region has a Regional Vice President, reporting directly to the corporate management, who is responsible for operations in that region and who supervises a regional controller and regional business development staff.

      Our regions serve a total of 18 market areas, divided into 63 districts. Our district managers have autonomous service and decision-making authority for their districts and are responsible for maintaining service quality, promoting safety in the operations, implementing marketing programs, and overseeing day-to-day operations, including contract administration. District managers also help identify acquisition candidates and are responsible for integrating them into our operations and obtaining the permits and other governmental approvals required for us to operate the acquired business.

     - Operating Enhancements. We develop company-wide operating standards, which are tailored for each of our markets based on industry standards and local conditions. Using these standards, we track collection and disposal routing efficiency and equipment utilization. We also implement cost controls and employee training and safety procedures, and establish a sales and marketing plan for each market. We have installed a wide area network, implemented advanced management information systems and financial controls, and consolidated accounting, insurance and employee benefit functions, customer service, productivity reporting and dispatching systems. While regional management operates with a high degree of autonomy, our senior officers monitor regional and district operations and require adherence to our accounting, purchasing, marketing and internal control policies, particularly with respect to financial matters. Our executive officers regularly review the performance of regional and district managers and operations. We believe that by establishing operating standards, closely monitoring performance and streamlining certain administrative functions, we can improve the profitability of existing operations.

      To improve an acquired business' operational productivity, administrative efficiency and profitability, we apply the same operating standards, information systems and financial controls to acquired businesses as our existing operations employ. Moreover, if we can internalize the waste stream of acquired operations, we can further increase operating efficiencies and improve asset utilization. Where not restricted by exclusive agreements, contracts, permits or certificates, we also solicit new commercial, industrial and residential customers in areas within and surrounding the markets served by acquired collection operations, to further improve operating efficiencies and increase the volume of solid waste collected by the acquired operations.

ACQUISITION PROGRAM

     We currently operate in 15 states in the Western U.S. We focus our acquisition efforts on markets in the Western U.S. that generally exhibit the characteristics listed below, which we believe provide significant growth opportunities for a well-capitalized market entrant and create economic and operational barriers to entry by new competitors.

     - A potential market revenue base of at least $15 million, usually in market areas with a geographically dispersed population of 75,000 or less;

     - A fragmented market with additional acquisition candidates;

     - The opportunity to acquire a significant market share;

     - Strong projected economic or population growth rates;

     - The availability of adequate disposal capacity, through acquisition or agreements with third parties other than competitors in the market area, if any; and

     - A favorable regulatory environment.

     We believe that our experienced management, decentralized operating strategy, financial strength, size and public company status make us an attractive buyer to certain solid waste collection and disposal acquisition candidates. We have developed a set of financial, geographic and management criteria to evaluate specific acquisition candidates. The factors that we consider in evaluating an acquisition candidate include:

     - The candidate's historical and projected financial performance;

     - The return on capital invested in a candidate, its margins and capital requirements and its impact on our earnings;

     - The experience and reputation of the candidate's management and customer service providers, their relationships with local communities and their willingness to continue as employees of Waste Connections;

     - The composition and size of the candidate's customer base and whether the customer base is served under franchise agreements, municipal contracts, governmental certificates or other exclusive arrangements;

     - Whether the geographic location of the candidate will enhance or expand our market area or ability to attract other acquisition candidates;

     - Whether the acquisition will increase our market share or help protect our existing customer base;

     - Any potential synergies that may be gained by combining the candidate with our existing operations; and

     - The liabilities of the candidate.

     Before completing an acquisition, we perform extensive environmental, operational, engineering, legal, human resources and financial due diligence. Our management evaluates and approves all acquisitions. Ronald J. Mittelstaedt, President, Chief Executive Officer and Chairman of the Board, is authorized to approve acquisitions for cash consideration of up to $1 million; the Executive Committee of the Board of Directors must approve all other acquisitions. We seek to integrate each acquired business promptly and to minimize disruption to the ongoing operations of both Waste Connections and the acquired business. Our senior management team has a proven track record in integrating acquisitions.

SERVICES

     COMMERCIAL, INDUSTRIAL AND RESIDENTIAL WASTE SERVICES

     We serve more than 600,000 commercial, industrial and residential customers. Our services are generally provided under one of the following: (a) governmental certificates, (b) exclusive franchise agreements, (c) exclusive municipal contracts, (d) commercial and industrial service agreements, (e) residential subscriptions and (f) residential contracts.

     Governmental certificates, exclusive franchise agreements and exclusive municipal contracts grant us rights to provide services within specified areas at established rates. Governmental certificates are generally perpetual in duration. Our exclusive franchise agreements have remaining terms ranging from 10 to 41 years, and our exclusive municipal contracts generally have shorter contract terms.

     We provide commercial and industrial services, other than those we perform under governmental certificates, franchise agreements or municipal contracts, under agreements with terms ranging from one to 10 years. We determine fees under these agreements by such factors as collection frequency, level of service, route density, the type, volume and weight of the waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged in our markets for similar service. Collection of larger volumes associated with commercial and industrial waste streams generally helps improve our operating efficiencies, and consolidation of these volumes allows us to negotiate more favorable disposal prices. Our commercial and industrial customers use portable containers for storage, enabling us to service many customers with fewer collection vehicles. Commercial and industrial collection vehicles normally require one operator. We provide one to eight cubic yard containers to commercial customers, 10 to 50 cubic yard containers to industrial customers, and 30 to 95 gallon carts to residential customers. For an additional fee, we install stationary compactors that compact waste prior to collection on the premises of a substantial number of large volume customers.

     We also provide residential waste services under contracts with homeowners' associations, apartment owners or mobile home park operators, or on a subscription basis with individual households. We base residential contract fees primarily on route density, the frequency and level of service, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged in that market for similar services. Collection fees are paid either by the municipalities from tax revenues or directly by the residents receiving the services.

     TRANSFER STATION SERVICES

     We have an active program to acquire, develop, own and operate transfer stations in markets proximate to our operations. Currently, we own and operate transfer stations in California, Colorado, Nebraska, Oregon and Washington, and we are constructing a transfer station in Kansas. In addition, we operate but do not own other transfer stations in California, Oregon and Washington. The transfer stations receive, compact, and transfer solid waste to be transported by larger vehicles to landfills. We believe that the transfer stations benefit us by:

     - concentrating the waste stream from a wider area, which increases the volume of disposal at landfills that we operate and gives us greater leverage in negotiating for more favorable disposal rates at other landfills;

     - improving utilization of collections personnel and equipment; and

     - building relationships with municipalities and private operators that deliver waste, which can lead to additional growth opportunities.

     LANDFILLS

     We seek to identify solid waste landfill acquisition candidates to achieve vertical integration in markets where the economic and regulatory environment makes such acquisitions attractive. We believe that in some markets, acquiring landfills provides opportunities to vertically integrate our collection, transfer and disposal operations while improving operating margins. We evaluate landfill candidates by determining, among other things, the amount of waste that could be diverted to the landfill in question, whether access to the landfill is economically feasible from our existing market areas either directly or through transfer stations, the expected life of the landfill, the potential for expanding the landfill, and current disposal costs compared to the cost of acquiring the landfill. Where the acquisition of a landfill is not attractive, we pursue long term disposal contracts with facilities, which are typically municipally controlled.

     Currently, we own and operate landfills in Colorado, Kansas, Minnesota, Nebraska, New Mexico, Oklahoma and Oregon. In addition, we operate, but do not own, landfills in California,

Nebraska and New Mexico. All landfills that we own or operate are Subtitle D landfills. The following table includes information for each landfill, as of June 30, 2000.

                                                                                       TONS PER DAY
                                                                           ACRES         CURRENTLY
                                                                TOTAL    PERMITTED     PERMITTED TO
                       LANDFILL                         STATE   ACRES   FOR DISPOSAL      ACCEPT
                       --------                         -----   -----   ------------   -------------
Amador County.........................................   CA       272        67          no limit
Fairmead..............................................   CA       160        77           395
Denver Regional.......................................   CO       340       120          no limit
Finney County.........................................   KS       220        67          no limit
Nobles County.........................................   MN        98        44          no limit
Butler County.........................................   NE       282        84          no limit
Coalition.............................................   NE       160        44          no limit
G&P...................................................   NE       160        25          no limit
Nebraska Ecology......................................   NE        40        20          no limit
Camino Real...........................................   NM       505       480          no limit
Sand Point............................................   NM       330        98          no limit
Lea County............................................   NM       325        68          no limit
Red Carpet............................................   OK       202        40           350
Oklahoma..............................................   OK       210       138          no limit
Finley-Buttes.........................................   OR     1,800       476          no limit
Wasco County..........................................   OR       511       160          no limit
Fort Bliss............................................   TX        40        35          no limit

     We monitor the available permitted in-place disposal capacity of our landfills on an ongoing basis and evaluate whether to seek permits to expand this capacity. In making this evaluation, we consider various factors, including the volume of waste projected to be disposed of at the landfill, the size of the unpermitted acreage included in the landfill, the likelihood that we will be able to obtain the necessary approvals and permits required for the expansion and the costs and time that would be involved in developing the additional capacity. We also regularly consider whether it is advisable, in light of changing market conditions and/or regulatory requirements, to seek to expand or change the permitted waste streams or to seek other permit modifications.

     RECYCLING SERVICES

     We offer municipal, commercial, industrial and residential customers recycling services for a variety of recyclable materials, including cardboard, office paper, plastic containers, glass bottles and ferrous and aluminum metals. We own and operate 17 recycling facilities and sell other collected recyclable materials to third parties for processing before resale. We often share the profits from our resale of recycled materials with other parties to our recycling contracts. For example, certain of our municipal recycling contracts in Washington, negotiated before we acquired those businesses, specify certain benchmark resale prices for recycled commodities. To the extent the prices we actually receive for the processed recycled commodities collected under the contract exceed the prices specified in the contract, we share the excess with the municipality, after recovering any previous shortfalls resulting from actual market prices falling below the prices specified in the contract. To reduce our exposure to commodity price risk for recycled materials, we have adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. We believe that recycling will continue to be an important component of local and state solid waste management plans due to the public's increasing environmental awareness and expanding regulations that mandate or encourage recycling.

G CERTIFICATES

     We perform a substantial portion of our collection business in Washington under governmental certificates (referred to as "G certificates") awarded by the WUTC. G certificates apply only to unincorporated areas of Washington and municipalities that have elected to have their solid waste collection overseen by the WUTC. G certificates generally grant the holder the exclusive and perpetual right to provide certain solid waste collection and transportation services in a specified territory. The WUTC has repeatedly determined that, in enacting the statute authorizing G certificates, the Washington Legislature intended to favor grants of exclusive, rather than overlapping, service rights for conventional solid waste services. Accordingly, most G certificates currently grant exclusive solid waste collection and transportation rights for conventional solid waste services in their specified territories.

     The WUTC and the Washington Legislature have generally construed G certificates as conferring vested property rights that may be defeated, diminished or cancelled only upon the occurrence of specified events of default, the demonstrated lack of fitness of the certificate holder, or municipalities' annexation of territory covered by a certificate. Thus, a certificate holder is entitled to due process in challenging any action that affects its rights. In addition, legislation passed in 1997 requires a municipality that annexes territory covered by a G certificate either to grant the certificate holder an exclusive franchise, generally with a minimum term of seven years, to continue to provide services in the affected area, or to negotiate with the certificate holder some other compensation for the collection rights in the affected area. The statute expressly permits the certificate holder to sue the annexing municipality for measurable damages that exceed the value of a seven-year franchise agreement to provide services in the affected area. Under one of the contracts with a municipality in Washington acquired by a predecessor of Waste Connections, the predecessor purported to waive its rights to compensation or damages under the statute in return for the right to service any current or prospectively annexed areas formerly covered by its G certificate.

     In addition to awarding G certificates, the WUTC is required by statute to establish just, reasonable and compensatory rates to customers of regulated solid waste collection companies. The WUTC is charged with balancing the needs of service providers to earn fair and sufficient returns on their investments in plant and equipment against the needs of commercial and residential customers to receive adequate and reasonably priced services. Over the past decade, the WUTC has used a ratemaking methodology known as the "Lurito-Gallagher" method. This method calculates rates based on the income statements and balance sheets of each service provider, with the goal of establishing rates that reflect the costs of providing service and that motivate service providers to invest in equipment that improves operating efficiency in a cost-effective manner. The Lurito-Gallagher rate-setting methodology was adjusted in the early 1990's to better reflect the costs of providing recycling services, by accounting for providers' increasing use of automated equipment and adjusting for the cyclicality of the secondary recyclables markets. This has often resulted in more frequent rate adjustments in response to material cost shifts.

SALES AND MARKETING

     In many of our existing markets, we provide waste collection, transfer and disposal services to municipalities and governmental authorities under exclusive franchise agreements, municipal contracts and G certificates; service providers do not contract directly with individual customers. In addition, because we have grown to date primarily through acquisitions, we have generally assumed existing franchise agreements, municipal contracts and G certificates from the acquired companies, rather than obtaining new contracts. For these reasons, our sales and marketing efforts to date have been narrowly focused. We have added sales and marketing personnel as necessary to solicit new customers in markets where we are not the exclusive provider of solid waste services, expand our presence into areas adjacent to or contiguous with our existing markets, and market additional services to existing customers.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY EMPLOYEES

     The following table sets forth certain information concerning Waste Connections' executive officers, directors and other key employees as of July 28, 2000:

            NAME               AGE                        POSITIONS
            ----               ---                        ---------
Ronald J.                      37    President, Chief Executive Officer and Chairman
  Mittelstaedt(1)(2).........
Steven F. Bouck..............  43    Executive Vice President and Chief Financial Officer
Darrell W. Chambliss.........  35    Executive Vice President -- Operations and Secretary
Michael R. Foos..............  34    Vice President -- Finance and Chief Accounting
                                     Officer
David M. Hall................  43    Vice President -- Business Development
Eric J. Moser................  33    Vice President, Corporate Controller and Treasurer
Jerri L. Hunt................  48    Vice President -- Human Resources and Risk
                                     Management
James M. Little..............  38    Vice President -- Engineering
K. Don Allen.................  41    Regional Vice President -- Central Region
Eugene V. Dupreau............  52    Regional Vice President -- Western Region; Director
Eric M. Merrill..............  47    Regional Vice President -- Pacific Northwest Region
Michael W. Harlan(1)(2)(3)...  39    Director
William J.                     52    Director
  Razzouk(1)(2)(3)...........

---------------
(1) Member of the Executive Committee.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

     Ronald J. Mittelstaedt has been President, Chief Executive Officer and a director of Waste Connections since the company was formed, and was elected Chairman in January 1998. He also served as a consultant to Waste Connections in August and September 1997. Mr. Mittelstaedt has approximately 13 years of experience in the solid waste industry. He served as a consultant to United Waste Systems, Inc., with the title of Executive Vice President, from January 1997 to August 1997, where he was responsible for corporate development for all states west of Colorado. As Regional Vice President of USA Waste Services, Inc. (including Sanifill, Inc., which was acquired by USA Waste Services, Inc.) from November 1993 to January 1997, he was responsible for all operations in 16 states and Canada. Mr. Mittelstaedt held various positions at Browning-Ferris Industries, Inc. from August 1987 to November 1993, most recently as Division Vice President in northern California, overseeing the San Jose market. Previously he was the District Manager responsible for BFI's operations in Sacramento and the surrounding areas. He holds a B.S. in Finance from the University of California at Santa Barbara.

     Steven F. Bouck has been Executive Vice President and Chief Financial Officer of Waste Connections since February 1998. Mr. Bouck held various positions with First Analysis Corporation from 1986 to 1998, including most recently as Managing Director coordinating corporate finance. In that capacity, he provided merger and acquisition advisory services to companies in the environmental industry. Mr. Bouck was also responsible for assisting in investing venture capital funds focused on the environmental industry that were managed by First Analysis. In connection with those investments, he served on the boards of directors of several companies. While at First Analysis, Mr. Bouck also provided analytical research coverage of a number of publicly traded environmental services companies. Mr. Bouck holds B.S. and M.S. degrees in mechanical engineering from Rensselaer Polytechnic Institute and an M.B.A. in Finance from the Wharton School. He has been a Chartered Financial Analyst since 1990.

     Darrell W. Chambliss, Executive Vice President -- Operations and Secretary, has been employed by Waste Connections since October 1, 1997. Mr. Chambliss held various management positions at USA Waste Services, Inc. (including Sanifill, Inc. and United Waste, Inc., both of which were acquired by USA Waste Services, Inc.) from April 1995 to September 1997, including most recently Division Manager in Corning, California, where he was responsible for the operations of 19 operating companies as well as supervising and integrating acquisitions. From July 1989 to April 1995, he held various management positions with Browning-Ferris Industries, Inc., including serving as Assistant District Manager in San Jose, California, where he was responsible for a significant hauling operation, and serving as District Manager in Tucson, Arizona for more than three years. Mr. Chambliss holds a B.S. in Business Administration from the University of Arkansas.

     Michael R. Foos, Vice President -- Finance and Chief Accounting Officer, has been employed by Waste Connections since October 1, 1997. Mr. Foos served as Division Controller of USA Waste Services, Inc. (including Sanifill, Inc., which was acquired by USA Waste Services, Inc.) from October 1996 to September 1997, where he was responsible for financial compilation and reporting and acquisition due diligence for a seven-state region. Mr. Foos served as Assistant Regional Controller at USA Waste Services, Inc. from August 1995 to September 1996, where he was responsible for internal financial reporting for operations in six states and Canada. Mr. Foos also served as District Controller for Waste Management, Inc. from February 1990 to July 1995, and was a member of the audit staff of Deloitte & Touche from 1987 to 1990. Mr. Foos holds a B.S. in Accounting from Ferris State University.

     David M. Hall has been Vice President -- Business Development since August 1, 1998. Mr. Hall has over 13 years of experience in the solid waste industry with extensive operating and marketing experience in the Western U.S. From October 1995 to July 1998, Mr. Hall was the Divisional Vice President of USA Waste Services, Inc., Rocky Mountain Division (including for Sanifill, Inc. which was acquired by USA Waste Services, Inc.). In that position, he oversaw all operations and business development in six Rocky Mountain states. Prior to his employment with Sanifill, Mr. Hall held various management positions with BFI from October 1986 to October 1995, including Vice President of Sales for the Western United States. Mr. Hall was employed from 1979 to 1986 in a variety of sales and marketing management positions in the high technology sector. Mr. Hall received a BS degree in Management and Marketing in 1979 from Southwest Missouri State University.

     Eric J. Moser, Vice President, Corporate Controller and Treasurer, has been employed by Waste Connections since October 1, 1997. From August 1995 to September 1997, Mr. Moser held various finance positions at USA Waste Services, Inc. (including Sanifill, Inc., which was acquired by USA Waste Services, Inc.), most recently as Controller of the Ohio Division, where he was responsible for internal financial compilation and reporting and acquisition due diligence. Previously Mr. Moser was Controller of the Michigan Division of USA Waste Services, Inc., where he was responsible for internal financial reporting. Mr. Moser served as Controller for Waste Management, Inc. from June 1993 to August 1995, where he was responsible for internal financial reporting for a hauling company, landfill and transfer station. Mr. Moser holds a B.S. in Accounting from Illinois State University.

     Jerri L. Hunt has been Vice President -- Human Resources and Risk Management since December 1999. From 1994 to 1999, Ms. Hunt held various positions with First Union National Bank (including the Money Store, which was acquired by First Union National Bank), most recently Vice President of Human Resources in which she managed all aspects of human resources for over 5,000 employees located throughout the United States. From 1989 to 1994, Ms. Hunt served as Manager of Human Resources and Risk Management for BFI, where she was responsible for all aspects of human resources and safety and environmental compliance matters. Ms. Hunt also served as a Human Resources Supervisor for United Parcel Service from

1976 to 1989. She holds a B.A. in Human Resources from California State University, Sacramento and a M.S. in Human Resources from Golden Gate University.

     James M. Little has been Vice President -- Engineering since September 1999. Mr. Little held various management positions with Waste Management, Inc. (including USA Waste Services, Inc., which was acquired by Waste Management, Inc. and Chambers Development Co. Inc., which was acquired by USA Waste Services, Inc.) from January 1990 to September 1999, including most recently Division Manager in Ohio, where he was responsible for the operations of 10 operating companies in the Northern Ohio area. Mr. Little holds both a B.S. and M.S. in Geology from Slippery Rock University of Pennsylvania.

     K. Don Allen has been Regional Vice President -- Central Region since May 1, 2000. Prior to that since February 1999 he was Vice President -- Great Plains Division. Mr. Allen has more than 20 years of experience in the solid waste industry. Most recently, he was Regional Vice President for the Ohio and West Virginia Region of Waste Management, Inc. In that position, he oversaw all operations and business development, including hauling and landfill operations. From August 1995 to July 1998, he held management positions at USA Waste Services, Inc., including Divisional Vice President of Ohio, overseeing multi-site operations for solid waste disposal and landfill operations. Prior to his employment by USA Waste, Mr. Allen was employed for 12 years by Browning-Ferris Industries, Inc., holding various marketing development and management positions from 1978 to 1990.

     Eugene V. Dupreau has been a director of Waste Connections since February 23, 1998. He joined us as Vice President -- California Division on that date and became Regional Vice President -- Western Region on May 1, 2000. Mr. Dupreau served as President and a director of Madera Disposal Systems, Inc. beginning in 1981 and 1985, respectively, and held both positions until Waste Connections acquired Madera in 1998. Mr. Dupreau holds a B.S. in Business Administration from Fresno State University and has completed advanced coursework in waste management. He serves as a director of several civic and charitable organizations in Madera County.

     Eric M. Merrill has been Regional Vice President -- Pacific Northwest Region since May 1, 2000. Prior to that since February 1999 he was Vice President -- Pacific Northwest Division. Mr. Merrill joined Waste Connections in March 1998 as District Vice President for our Vancouver, Washington operations. Mr. Merrill has more than 10 years of experience in the solid waste and recycling industry. He served as Regional Vice President -- Sales and Marketing for Waste Management, Inc. from August 1996 to March 1998, where he was responsible for sales, municipal marketing and customer service for Washington, Oregon and Idaho. As Group Project Manager for Waste Management -- West Group, from June 1995 to August 1996, he was responsible for business development, acquisitions and transfer station facility permitting, design, and construction. From October 1988 to June 1995, he held various management positions with Waste Management, including Division President of three operations in Washington and Northern Idaho. Mr. Merrill holds a BS degree in Accounting from the University of Oregon.

     Michael W. Harlan has been a director of Waste Connections since January 30, 1998. He is Senior Vice President, Chief Financial Officer and a director of U.S. Concrete, Inc., a company focused on acquiring businesses in the ready-mix concrete industry. From November 1997 to January 30, 1998, Mr. Harlan served as a consultant to Waste Connections on various financial matters. From March 1997 to August 1998, Mr. Harlan was Vice President and Chief Financial Officer of Apple Orthodontix, Inc., a publicly traded company that provides practice management services to orthodontic practices in the U.S. and Canada. From April 1991 to December 1996, Mr. Harlan held various positions in the finance and acquisition departments of USA Waste Services, Inc. (including Sanifill, Inc., which was acquired by USA Waste Services, Inc.), including serving as Treasurer and Assistant Secretary beginning in September 1993. From May 1982 to April 1991, Mr. Harlan held various positions in the tax and corporate financial consulting services division of Arthur Andersen LLP, where he was a Manager since July 1986. Mr. Harlan is a Certified Public Accountant and holds a B.A. from the University of Mississippi.

     William J. Razzouk has been a director of Waste Connections since January 30, 1998. Since September 1998, Mr. Razzouk has been Chairman of PlanetRx, an e-commerce company focused on healthcare, filling of prescriptions, over-the-counter medicines, health and beauty products and medical supplies. He was also Chief Executive Officer of that company from September 1998 until April 2000. From April 1998 until September 1998, Mr. Razzouk owned a management consulting business and an investment company that focused on identifying strategic acquisitions. From September 1997 until April 1998, he was also the President, Chief Operating Officer and a director of Storage USA, Inc., a publicly traded real estate investment trust that owns and operates more than 350 mini storage warehouses. He served as the President and Chief Operating Officer of America Online from February 1996 to June 1996. From 1983 to 1996, Mr. Razzouk held various management positions at Federal Express Corporation, most recently as Executive Vice President, World Wide Customer Operations, with full worldwide profit and loss responsibility. Mr. Razzouk previously held management positions at ROLM Corporation, Philips Electronics and Xerox Corporation. He is a member of the Board of Directors of Fritz Companies, Inc. and PNV.Net and previously was a director of Sanifill, Inc., Cordis Corp. and La Quinta Motor Inns. He holds a Bachelor of Journalism degree from the University of Georgia.

CLASSIFICATION OF BOARD OF DIRECTORS

     The Board of Directors is divided into three classes. The term of office of the first class (currently comprised of Eugene V. Dupreau) will expire at the annual meeting of stockholders following the fiscal year ending December 31, 2001. The term of office of the second class (currently comprised of Michael W. Harlan and William J. Razzouk) will expire at the annual meeting of stockholders following the fiscal year ending December 31, 2002. The term of office of the third class (currently comprised of Ronald J. Mittelstaedt) will expire at the annual meeting of stockholders following the fiscal year ending December 31, 2000. At each annual meeting, stockholders will elect successors to the directors of the class whose term expires at such meeting, to serve for three-year terms and until their successors are elected and qualified.

COMMITTEES OF THE BOARD

     The Board of Directors has established an Executive Committee, an Audit Committee and a Compensation Committee. A majority of the members of the Executive Committee and the Audit Committee, and both members of the Compensation Committee, are independent directors who are not employees of Waste Connections or one of our subsidiaries.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions of the underwriting agreement, the underwriters, named below through their representatives Deutsche Bank Securities Inc., PaineWebber Incorporated and Salomon Smith Barney Inc., have severally agreed to purchase from us the following respective number of shares of common stock at the public offering price less underwriting discounts and commissions set forth on the cover page of this prospectus supplement.

                                                                NUMBER OF
                        UNDERWRITER                              SHARES
                        -----------                             ---------
Deutsche Bank Securities Inc................................
PaineWebber Incorporated....................................
Salomon Smith Barney Inc. ..................................

                                                                ---------
          Total.............................................
                                                                =========

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all of the shares of the common stock offered by this prospectus supplement and the attached prospectus, other than those covered by the over-allotment option described below, if any are purchased. The shares of common stock offered by the underwriters pursuant to this prospectus supplement and the attached prospectus are subject to prior sale, when, as and if delivered to and accepted by the underwriters, and subject to the underwriters' right to reject any order in whole or in part.

     The underwriters have advised us that they propose to offer the shares of
common stock to the public at the public offering price of $     per share. Any
shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the public offering price. The underwriters may
allow, and these dealers may re-allow, a discount of not more than $     per
share to other dealers. The representatives of the underwriters may change the public offering price after the common stock is released for sale to the public.

     The underwriters may sell more shares than the total number set forth in the table above. To cover these sales, we have granted the underwriters an option to purchase up to 525,000 additional shares of common stock from Waste Connections at the public offering price less the underwriting discounts and commissions set forth in the table below. The underwriters may exercise this option for 30 days after the date of this prospectus supplement only to cover these sales. To the extent that the underwriters purchase shares pursuant to this option, each of the underwriters will purchase shares in approximately the same proportion as the number of shares of common stock to be purchased by it shown in the above table bears to 3,500,000, and we will be obligated, pursuant to the option, to sell such shares to the underwriters. If purchased, the underwriters will offer such additional shares on the same terms as those on which the 3,500,000 shares are being offered. The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the
underwriters to us per share of common stock. The underwriting fee is      % of
the public offering price. We have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                TOTAL FEES
                                               --------------------------------------------
                                               WITHOUT EXERCISE OF    WITH FULL EXERCISE OF
                                    FEE PER      OVER-ALLOTMENT          OVER-ALLOTMENT
                                     SHARE           OPTION                  OPTION
                                    -------    -------------------    ---------------------
Fees paid by Waste Connections....

     In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $750,000.

     We have agreed to indemnify the underwriters with respect to certain liabilities, including liabilities under the Securities Act of 1933, as amended and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     To facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may overallot shares of our common stock in connection with this offering, thereby creating a short position in the underwriters' account. A short position results when an underwriter sells more shares of common stock than it is committed to purchase. Additionally, to cover such overallotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock at a level above that which might otherwise prevail in the open market. Finally, the representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer, if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time.

     We have agreed not to offer, sell, sell short, transfer, pledge or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivative of our common stock (or agreement for such) for a period of 90 days after the date of this supplement, directly or indirectly, by us or otherwise, except as consideration for business acquisitions, on exercise of certain of the currently outstanding stock options or warrants or on the issuance of options to employees, consultants and directors under our 1997 Stock Option Plan, and the exercise of such options, without the prior written consent of Deutsche Bank Securities Inc.

     Our directors and certain of our executive officers have agreed not to offer, sell, sell short, transfer, hypothecate, pledge or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other capital stock of Waste Connections, or any other securities convertible into or exchangeable or exercisable for shares of our common stock or derivative of our common stock owned by these persons (or as to which such person has the right to direct the disposition of) for a period of 90 days after the date of this prospectus supplement, directly or indirectly, except with the prior written consent of Deutsche Bank Securities Inc.

     Transfers or dispositions can be made during the lock-up periods in the case of gifts for estate planning purposes where the donee signs a lock-up agreement.

     In connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day prior to the pricing of the offering before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market makers' bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     The underwriters and their respective affiliates may be customers of, lenders to, engage in transactions with, and perform services for us and our subsidiaries in the ordinary course of business.

     Deutsche Bank Securities Inc. has in the past provided, and it and/or other underwriters may in the future provide, certain investment banking services to Waste Connections. Deutsche Bank is a member of the syndicate of financial institutions that provide our credit facility.

     This offering is being made pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

     Shartsis, Friese & Ginsburg LLP, San Francisco, California, has issued an opinion on the validity of the common stock we are offering. Certain partners of Shartsis, Friese & Ginsburg LLP own an aggregate of 5,000 shares of our common stock. Certain legal matters relating to this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Washington, D.C. Certain statements pertaining to our G certificates awarded by the WUTC that appear in this prospectus will be passed upon for us by Williams, Kastner & Gibbs PLLC, Seattle, Washington.

[LOGO]
--------------------------------------------------------------------------------

$200,000,000
--------------------------------------------------------------------------------

Waste Connections, Inc. is a regional, integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in secondary markets of the Western U.S.

From time to time, we may issue any of the following securities:

     - debt securities

     - preferred stock

     - common stock

We will provide the specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Our common stock is traded on the Nasdaq National Market under the symbol "WCNX." The applicable prospectus supplement will contain information, where applicable, as to any other listing on the Nasdaq National Market or any securities exchange of the securities covered by the prospectus supplement.

We may sell the securities directly to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale also will be set forth in a prospectus supplement.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

INVESTING IN THE SECURITIES OFFERED UNDER THIS PROSPECTUS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated September 30, 1999.

                               WASTE CONNECTIONS

     Waste Connections is a regional, integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in secondary markets of the Western U.S.

     Waste Connections' executive offices are located at 2260 Douglas Boulevard, Suite 280, Roseville, California 95661. Our telephone number is (916) 772-2221.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission (the "SEC"), which registers the distribution of the securities offered under this prospectus. The Registration Statement, including the attached exhibits and schedules, contains additional information about our company and the securities. The Registration Statement can be read at the SEC's web site or at the offices mentioned under the heading "Where You Can Find More Information."

     The Registration Statement uses a "shelf" registration process. Under the shelf process, we may, from time to time over approximately the next two years, sell debt securities, preferred stock and common stock, either separately or in units, in one or more offerings, up to a total dollar amount of $200,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading "Where You Can Find More Information."

     You should rely only on the information in this prospectus and in any prospectus supplement, including any information incorporated by reference. We have not authorized anyone to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering the securities in states where offers are permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate at any date other than the date on the cover page of these documents.

This prospectus contains registered service marks, trademarks and trade names of Waste Connections, including the Waste Connections, Inc. name and logo.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     Any or all of the following risks could materially and adversely affect our business, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of the risks described below and elsewhere in this prospectus and other factors that we cannot now foresee.

WE MAY HAVE DIFFICULTY EXECUTING OUR GROWTH STRATEGY

     Our growth strategy includes expanding through acquisitions, acquiring additional exclusive arrangements and generating internal growth. Whether we can execute our growth strategy depends on several factors, including the success of existing and emerging competition, the availability of acquisition candidates, our ability to maintain profit margins in the face of competitive pressures, our ability to continue to recruit, train and retain qualified employees, the strength of demand for our services and the availability of capital to support our growth.

RAPID GROWTH MAY STRAIN OUR MANAGEMENT, OPERATIONAL, FINANCIAL AND OTHER
RESOURCES

     From inception through September 22, 1999, we acquired 90 solid waste services related businesses. To maintain and manage our growth, we will need to expand our management information systems capabilities and our operational and financial systems and controls. We will also need to attract, train, motivate, retain and manage additional senior managers, technical professionals and other employees. Failure to do any of these things would materially and adversely affect our business and financial results.

OUR GROWTH AND FUTURE FINANCIAL PERFORMANCE DEPEND SIGNIFICANTLY ON OUR ABILITY TO INTEGRATE ACQUIRED BUSINESSES INTO OUR ORGANIZATION AND OPERATIONS

     Part of our strategy is to achieve economies of scale and operating efficiencies by growing through acquisitions. We may not achieve these goals unless we effectively combine the operations of acquired businesses with our existing operations. Our senior management team may not be able to integrate our completed and future acquisitions. Any difficulties we encounter in the integration process could materially and adversely affect our business and financial results.

OUR GROWTH MAY BE LIMITED BY THE INABILITY TO MAKE ACQUISITIONS ON ATTRACTIVE TERMS

     Although we have identified numerous acquisition candidates that we believe are suitable, we may not be able to acquire them at prices or on terms and conditions favorable to us. As a result, our growth would be limited.

WE COMPETE FOR ACQUISITION CANDIDATES WITH OTHER PURCHASERS, SOME OF WHICH HAVE GREATER FINANCIAL RESOURCES THAN WASTE CONNECTIONS

     Other companies have adopted or will probably adopt our strategy of acquiring and consolidating regional and local businesses. We expect that increased consolidation in the solid waste services industry will increase competitive pressures. Increased competition for acquisition candidates may make fewer acquisition opportunities available to us, and may cause us to make acquisitions on less attractive terms, such as higher purchase prices. Acquisition costs may increase to levels beyond our financial capability or to levels that would adversely affect our operating results and financial condition. Our ongoing ability to make acquisitions will depend in part on the relative attractiveness of our common stock as consideration for potential acquisition candidates. This attractiveness may depend largely on the relative market price and capital appreciation prospects of our common stock compared to the stock of our competitors. If the market price of our common stock were to decline materially over a prolonged period of time, we may find it difficult to make acquisitions on attractive terms.

TIMING AND STRUCTURE OF ACQUISITIONS MAY CAUSE FLUCTUATIONS IN OUR QUARTERLY RESULTS

     We are not always able to control the timing of our acquisitions. Obtaining third party consents and regulatory approvals, completing due diligence on the acquired businesses, and finalizing transaction terms and documents are not entirely within our control and may take longer than we anticipate, causing certain transactions to be delayed. Our inability to complete acquisitions in the time frames that we expect may adversely affect our business, financial condition and operating results. In addition, whether we account for an acquisition using the purchase or the pooling-of-interests method determines how the acquisition affects our financial results.

WE HAVE ONLY A LIMITED OPERATING HISTORY FROM WHICH YOU MAY EVALUATE OUR BUSINESS AND PROSPECTS

     Waste Connections was formed in September 1997 and commenced operations on October 1, 1997. Accordingly, you should consider the disclosures about Waste Connections in this prospectus in light of the risks, expenses and difficulties that companies frequently encounter in their early stages of development. Our senior management team may not be able to manage Waste Connections successfully or to implement our operating and growth strategies.

WE MAY BE UNABLE TO COMPETE EFFECTIVELY WITH GOVERNMENTAL SERVICE PROVIDERS AND LARGER AND BETTER CAPITALIZED COMPANIES

     Our industry is highly competitive and fragmented and requires substantial labor and capital resources. Some of the markets in which we compete or will likely compete are served by one or more large, national solid waste companies, as well as by numerous regional and local solid waste companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets. We also compete with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. These operators may have financial advantages over Waste Connections because of their access to user fees and similar charges, tax revenues and tax-exempt financing. Some of our competitors may also be better capitalized, have greater name recognition or be able to provide services at a lower cost than Waste Connections.

WE MAY LOSE CONTRACTS THROUGH COMPETITIVE BIDDING, EARLY TERMINATION OR GOVERNMENTAL ACTION

     We derive a substantial portion of our revenue from services provided under exclusive municipal contracts, franchise agreements and governmental certificates. Many of these will be subject to competitive bidding at some time in the future. We also intend to bid on additional municipal contracts and franchise agreements. However, we may not be the successful bidder. In addition, some of our customers may terminate their contracts with us before the end of the contract term. Municipalities in Washington may by law annex unincorporated territory, which would remove such territory from the area covered by governmental certificates issued to us by the Washington Utilities and Transportation Commission (the "WUTC"). Annexation would reduce the areas covered by our governmental certificates and subject more of our Washington operations to competitive bidding in the future. Moreover, legislative action could amend or repeal the laws governing governmental certificates, which could materially and adversely affect Waste Connections. If we were not able to replace revenues from contracts lost through competitive bidding or early termination or from the renegotiation of existing contracts with other revenues within a reasonable time period, the lost revenues could materially and adversely affect our business and financial results.

WE MAY NOT HAVE ENOUGH CAPITAL OR BE ABLE TO RAISE ENOUGH ADDITIONAL CAPITAL ON SATISFACTORY TERMS TO MEET OUR CAPITAL REQUIREMENTS

     Continued growth will require additional capital. We expect to finance future acquisitions through cash from operations, borrowings under our credit facility, issuing additional equity or debt securities and/or seller financing. If acquisition candidates are unwilling to accept, or we are unwilling to issue, shares of our common stock as part of the consideration for acquisitions or if our common stock does not maintain a sufficient market value, we may have to use more of our cash or borrowings under our credit facility to fund acquisitions. Using cash for acquisitions limits our financial flexibility and makes us more likely to seek additional capital through future debt or equity financings. If available cash from operations and borrowings under the credit facility are not sufficient to fund acquisitions, we will need additional equity and/or debt financing. If we seek more debt, we may have to agree to financial covenants that limit our operational and financial flexibility. If we seek more equity, we may dilute the ownership interests of our then-existing stockholders. We will also need to make substantial capital expenditures to develop or acquire new landfills, transfer stations and other facilities and to maintain such properties.

WE DEPEND SIGNIFICANTLY ON THE SERVICES OF THE MEMBERS OF OUR SENIOR MANAGEMENT TEAM, AND THE DEPARTURE OF ANY OF THOSE PERSONS MIGHT MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS

     We currently maintain "key man" life insurance for Ronald J. Mittelstaedt, the President, Chief Executive Officer and Chairman, in the amount of $3 million. Key members of our management have entered into employment agreements with Waste Connections with terms ranging from three to five years. We may not be able to enforce these agreements.

THE GEOGRAPHIC CONCENTRATION OF OUR BUSINESS MAKES OUR OPERATING RESULTS VULNERABLE TO DOWNTURNS IN REGIONAL ECONOMIES

     We operate in 14 states: California, Idaho, Iowa, Kansas, Minnesota, Nebraska, New Mexico, Oklahoma, Oregon, South Dakota, Texas, Utah, Washington and Wyoming. We expect to focus our operations on the Western U.S. for at least the foreseeable future. A significant portion of our revenues are derived from services provided in Washington. Our business and financial results would be harmed by downturns in the general economy of the Western U.S., particularly in Washington, and other factors affecting the region, such as state regulations affecting the solid waste services industry and severe weather conditions. We may not complete enough acquisitions in other markets to lessen our geographic concentration.

SEASONAL FLUCTUATIONS MAY ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS

     Based on historic trends experienced by the businesses we have acquired, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters, and lower in the fourth quarter than in the second and third quarters. This seasonality reflects the lower volume of solid waste generated during the late fall, winter and early spring months because of decreased construction and demolition activities during the winter months in the Western U.S. In addition, some of our operating costs should be generally higher in the winter months. Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Because of these factors, we expect operating income to be generally lower in the winter months.

EXTENSIVE AND EVOLVING ENVIRONMENTAL LAWS AND REGULATIONS MAY ADVERSELY AFFECT OUR BUSINESS

     Environmental laws and regulations have been enforced more and more stringently in recent years because of greater public interest in protecting the environment. These laws and regulations impose substantial costs on Waste Connections and affect our business in many ways, including as described below. In addition, federal, state and local governments may change the rights they grant to and the restrictions they impose on solid waste services companies, and such changes could have a material adverse effect on Waste Connections.

     - WE MAY BE UNABLE TO OBTAIN AND MAINTAIN LICENSES OR PERMITS AND ZONING, ENVIRONMENTAL AND/OR OTHER LAND USE APPROVALS THAT WE NEED TO OWN AND OPERATE OUR LANDFILLS

       These licenses or permits and approvals are difficult and time-consuming to obtain and renew, and elected officials and citizens' groups frequently oppose them. Failure to obtain and maintain the permits and approvals we need to own or operate landfills (including increasing their capacity) could materially and adversely affect our business and financial condition.

     - EXTENSIVE REGULATIONS THAT GOVERN THE DESIGN, OPERATION AND CLOSURE OF LANDFILLS MAY ADVERSELY AFFECT OUR BUSINESS

       These regulations include the regulations ("Subtitle D Regulations") that establish minimum federal requirements adopted by the U.S. Environmental Protection Agency in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976. If Waste Connections fails to comply with these regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently. Future changes to these regulations may require us to modify, supplement or replace equipment or facilities at substantial costs. If regulatory agencies fail to enforce these regulations vigorously or consistently, our competitors whose facilities do not comply with the Subtitle D Regulations or their state counterparts may obtain an advantage over us. Our financial obligations arising from any failure to comply with these regulations could materially and adversely affect our business and financial results.

     - WE MAY BE SUBJECT IN THE NORMAL COURSE OF BUSINESS TO JUDICIAL AND ADMINISTRATIVE PROCEEDINGS INVOLVING FEDERAL, STATE OR LOCAL AGENCIES OR CITIZENS' GROUPS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS

       Governmental agencies may impose fines or penalties on us. They may also attempt to revoke or deny renewal of our operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations, or to require us to remediate potential environmental problems relating to waste that we or our predecessors collected, transported, disposed of or stored. Individuals or community groups might also bring actions against us in connection with our operations. Any adverse outcome in these proceedings could have a material adverse effect on our business and financial results and create adverse publicity about Waste Connections.

     - WE MAY INCUR LIABILITIES FOR ENVIRONMENTAL DAMAGE

       We are liable for any environmental damage that our solid waste facilities cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water. We may be liable for damage resulting from conditions existing before we acquired these facilities. We may also be liable for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal that we or our predecessors arranged. Any substantial liability for environmental damage could materially and adversely affect our business and financial results.

EACH BUSINESS THAT WE ACQUIRE OR HAVE ACQUIRED MAY HAVE LIABILITIES THAT WE FAIL OR ARE UNABLE TO DISCOVER, INCLUDING LIABILITIES THAT ARISE FROM PRIOR OWNERS' FAILURE TO COMPLY WITH ENVIRONMENTAL LAWS

     As a successor owner, we may be legally responsible for these liabilities. Even if we obtain legally enforceable representations, warranties and indemnities from the sellers of such businesses, they may not cover the liabilities fully. Some environmental liabilities, even if we do not expressly assume them, may be imposed on Waste Connections under various legal theories. Our insurance program does not cover liabilities associated with any environmental cleanup or remediation of our own sites. A successful uninsured claim against Waste Connections could materially and adversely affect our business and financial results.

OUR GROWTH MAY BE LIMITED BY THE INABILITY TO OBTAIN NEW LANDFILLS AND EXPAND EXISTING ONES

     We currently own and operate a number of landfills. Our ability to meet our growth objectives may depend in part on our ability to acquire, lease and expand landfills and develop new landfill sites. We may not be able to obtain new landfill sites or expand the permitted capacity of our landfills when necessary.

IN SOME AREAS IN WHICH WE OPERATE, SUITABLE LAND FOR NEW SITES OR EXPANSION OF EXISTING LANDFILL SITES MAY BE UNAVAILABLE

     Operating permits for landfills in states where we operate must generally be renewed at least every five years. It has become increasingly difficult and expensive to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills and transfer stations. The process often takes several years, requires numerous hearings and compliance with zoning, environmental and other requirements and is resisted by citizen, public interest or other groups. We may not be able to obtain or maintain the permits we require to expand, and such permits may contain burdensome terms and conditions. Even when granted, final permits to expand are often not approved until the remaining permitted disposal capacity of a landfill is very low. Local laws and ordinances also may affect our ability to obtain permits to expand landfills. If we were to exhaust our permitted capacity at a landfill, our ability to expand internally would be limited, and we could be required to cap and close that landfill and forced to dispose of collected waste at more distant landfills or at landfills operated by our competitors. The resulting increased costs would materially and adversely affect our business and financial results.

OUR ACCRUALS FOR OUR LANDFILL CLOSURE AND POST-CLOSURE COSTS MAY BE INADEQUATE

     We may be required to pay closure and post-closure costs of landfills and any disposal facilities that we own or operate. We accrue for future closure and post-closure costs of our owned landfills, generally for a term of 30 years after final closure of a landfill, based on engineering estimates of consumption of permitted landfill airspace over the useful life of the landfill. Our obligations to pay closure or post-closure costs may exceed the amount we accrued and reserved and other amounts available from funds or reserves established to pay such costs. This could materially and adversely affect our business and financial results.

WE MAY INCUR ADDITIONAL CHARGES RELATED TO CAPITALIZED EXPENDITURES

     In accordance with generally accepted accounting principles, we capitalize some expenditures and advances relating to acquisitions, pending acquisitions and landfill development projects. We expense indirect acquisition costs such as executive salaries, general corporate overhead, public affairs and other corporate services as we incur those costs. We charge against earnings any unamortized capitalized expenditures and advances (net of any amount that we estimate we will recover, through sale or otherwise) that relate to any operation that is permanently shut down, any pending acquisition that is not consummated and any landfill development project that we do not expect to complete. Therefore, Waste Connections may incur charges against earnings in future periods, which could materially and adversely affect our business and financial results.

FAILURE TO COMPLY WITH COVENANTS AND CONDITIONS OF OUR CREDIT FACILITY COULD ADVERSELY AFFECT OUR BUSINESS

     Our credit facility requires us to obtain the consent of the lending banks before acquiring any other business for more than $20 million in cash and assumed debt. If we are not able to obtain our banks' consent to acquisitions of this size, we may not be able to complete them, which could inhibit our growth. Our credit facility also contains financial covenants based on our current and projected financial condition after completing an acquisition. If we cannot satisfy these financial covenants on a pro forma basis after completing an acquisition, we would not be able to complete the acquisition without a waiver from our lending banks. Whether or not a waiver is needed, if the results of our future operations differ materially from what we expect, we may no longer be able to comply with the covenants in the credit facility. Our failure to comply with these covenants may result in a default under the credit facility, which would allow our lending banks to accelerate the date for repayment of debt incurred under the credit facility and materially and adversely affect our business and financial results.

FLUCTUATIONS IN PRICES FOR RECYCLED COMMODITIES MAY ADVERSELY AFFECT OUR OPERATING RESULTS

     We provide recycling services to some of our customers. The sale prices of and demand for recyclable waste products, particularly wastepaper, are frequently volatile and may adversely affect our operating results.

STOCKHOLDERS WILL EXPERIENCE DILUTION WHEN WE ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK

     Investors will experience dilution when we issue common stock on the exercise of outstanding stock options and warrants or as consideration for acquisitions. We have registered 12,644,165 additional shares of common stock since our May 1998 initial public offering to be issued from time to time in connection with acquisitions and have issued 6,444,570 of these shares as of the date of this prospectus. When all of these shares have been issued, we expect to register additional shares of common stock for acquisitions in the future. We also issued an additional 3,999,307 shares of common stock in a follow-on public offering in February 1999, and we may make additional primary public offerings of our common stock in the future. These future issuances may cause additional dilution.

PROVISIONS IN OUR CHARTER AND BYLAWS MAY DETER CHANGES IN CONTROL THAT COULD BENEFIT OUR STOCKHOLDERS

     Certain provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws, and in the Delaware General Corporation Law, may deter tender offers and hostile takeovers and delay or prevent changes in control or management of Waste Connections, including transactions in which stockholders might be paid more than current market prices for their shares. These provisions may also limit our stockholders' ability to approve transactions that they believe are in their best interests.

WE DO NOT INTEND TO PAY CASH DIVIDENDS ON THE COMMON STOCK

     We intend to retain all earnings to help fund the operation and expansion of our business. In addition, our credit facility prohibits us from paying cash dividends without the consent of our lenders.

FAILURE TO MAKE TIMELY YEAR 2000 MODIFICATIONS MAY AFFECT OUR OPERATIONS

     We will need to modify or replace portions of our software so that our computer systems will function properly with respect to dates in the year 2000 ("Year 2000") and afterwards. We have completed Year 2000 conversions at the following locations: Vancouver, Idaho Falls, Oregon Paper Fibers, Mountain Home, Layton, Orem, Price, Amador, Madera, Kingsburg, Riverdale, Mammoth, Brookings, Florence, Yakima and Heartland, at a total cost of approximately $125,000. Upcoming Year 2000 conversions relating to recent acquisitions include Denver and Las Cruces, at an estimated additional cost of approximately $25,000. These will be concluded before the end of 1999. Additional acquisitions in the future may require additional Year 2000 conversions, at additional cost. Because our operations rely primarily on mechanical systems such as trucks to collect solid waste, we do not expect our operations to be significantly affected by Year 2000 issues. Our customers may need to make Year 2000 modifications to software and hardware that they use to generate records, bills and payments relating to Waste Connections. We do not rely on vendors on a routine basis except for providers of disposal services. We take waste to a site and are normally billed based on tonnage disposed. We believe that if our disposal vendors encounter Year 2000 problems, they will convert to manual billing based on scale recordings until they resolve those issues.

     In assessing our exposure to Year 2000 issues, we believe our biggest challenges lie in the following areas: Year 2000 issues at our banks, large (typically municipal) customers and acquired businesses between the time we acquire them and the time we implement our own systems. We are obtaining Year 2000 compliance certifications from our vendors, banks and customers. If Waste Connections and our vendors, banks and customers do not complete required Year 2000 modifications on time, the Year 2000 issue could materially affect our operations. We believe, however, that in the most reasonably likely worst case, the effects of Year 2000 issues on our operations would be brief and small relative to our overall operations. We have not made a contingency plan to minimize operational problems if Waste Connections and our vendors, banks and customers do not timely complete all required Year 2000 modifications.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The ratio of earnings to combined fixed charges and preferred stock dividends for Waste Connections are set forth below for the periods indicated.

                                                                                SIX MONTHS
                                          YEAR ENDED DECEMBER 31,                 ENDED
                              -----------------------------------------------    JUNE 30,
                               1994      1995      1996      1997      1998        1999
                              -------   -------   -------   -------   -------   ----------
Ratio of earnings to
  combined fixed charges and
  preferred stock
  dividends.................      3.1       8.3       2.9       N/A(1)     2.2       1.9
Pro Forma ratio of earnings
  to combined fixed charges
  and preferred stock
  dividends(2)..............                                              1.9        1.6

----------------
(1) For the year ended December 31, 1997, the Company's earnings were inadequate to cover combined fixed charges and preferred stock dividends. The coverage deficiency was $3,433,000.

(2) Gives effect to our acquisitions of Columbia Resource Co., LP and Finley Buttes Limited Partnership and International Environmental Industries, Inc. as if such acquisitions occurred on January 1, 1998.

     For purposes of calculating the ratios, fixed charges consist of interest on debt, amortization of discount on debt, and the interest portion of rental expense on operating leases.

     The ratio of earnings to fixed charges is calculated as follows:

    (income before extraordinary charges and income taxes) + (fixed charges) -
                              (capitalized interest)
                                  (fixed charges)

                                USE OF PROCEEDS

     Unless the applicable prospectus supplement states otherwise, we intend to use the net proceeds from the sale of the offered securities to reduce our outstanding indebtedness under our credit facility, to finance acquisitions, for capital expenditures and for working capital. We intend to invest unused net proceeds in short-term interest-bearing securities until we apply them to these specific purposes. We continually evaluate potential acquisition candidates and intend to continue to pursue acquisition opportunities.

                         DESCRIPTION OF DEBT SECURITIES

     We may from time to time offer and sell debt securities (the "Debt Securities"), consisting of debentures, notes and/or other unsecured evidences of indebtedness. The Debt Securities will be either our unsecured senior debt securities (the "Senior Debt Securities"), or our unsecured subordinated debt securities (the "Subordinated Debt Securities"). The Senior Debt Securities will be issued under an Indenture (the "Senior Indenture") between us and a trustee (the "Senior Trustee"). The Senior Debt Securities will be our direct, unsecured obligations and will rank equally with all of our outstanding unsecured senior indebtedness. The Subordinated Debt Securities will be issued under a second indenture (the "Subordinated Indenture") between us and a trustee (the "Subordinated Trustee"), which may be the same as the Senior Trustee. The Subordinated Debt Securities will be our direct, unsecured obligations and, unless otherwise specified in the prospectus supplement relating to a particular series of Subordinated Securities offered by such prospectus supplement, will be subject to the subordination provisions. The Senior Indenture and the Subordinated Indenture are together called the "Indentures," and the Senior Trustee and the Subordinated Trustee are together called the "Trustee."

     The following summary of certain provisions of the Indentures is not complete. You should refer to the form of each Indenture, copies of which are exhibits to the Registration Statement. Section references below are to the section in the applicable Indenture. Capitalized terms have the meanings assigned to them in the applicable Indenture. The referenced sections of the Indentures and the definitions of capitalized terms are incorporated by reference.

     The following section describes certain general terms and provisions of the Debt Securities. The particular terms of the Debt Securities offered by any prospectus supplement will be described in the applicable prospectus supplement.

     Other than as may be indicated in the applicable prospectus supplement, no provisions of the Indentures afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving Waste Connections.

     General. The Indentures do not limit the aggregate principal amount of Debt Securities that we may issue. Each Indenture provides that Debt Securities of any series may be issued under it up to the aggregate principal amount authorized from time to time by us and may be denominated in any currency or currency unit that we designate. Neither the Indentures nor the Debt Securities will limit or otherwise restrict the amount of other indebtedness that we may incur or the other securities that we or any of our subsidiaries may issue (section 3.01).

     Debt Securities of a series may be issuable in registered form without coupons ("Registered Securities"), in bearer form with or without coupons attached ("Bearer Securities") or in the form or one or more global securities in registered or bearer form (each, a "Global Security"). Bearer Securities, if any, will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

     The prospectus supplement relating to each series of Debt Securities being offered will specify the particular terms of those Debt Securities. The terms may include:

     - the title and type of the Debt Securities;

     - any limit on the aggregate principal amount of the Debt Securities or aggregate initial public offering price;

     - the priority of payment of the Debt Securities;

     - the price or prices (which may be expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued;

     - the date or dates on which the principal and premium, if any, of the Debt Securities are payable;

     - the interest rate or rates (which may be fixed or variable) of the Debt Securities, if any;

     - the Interest Payment Date or Dates, if any, or the method or methods by which such dates may be determined, if any, the date or dates on which payment of interest, if any, will commence, and the Regular Record Dates for such Interest Payment Dates;

     - the extent to which any of the Debt Securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent Global Debt Security will be paid;

     - each office or agency where, subject to the terms of the applicable Indenture, the Debt Securities may be presented for registration or transfer or exchange;

     - the place or places where, subject to the terms of the applicable Indenture, the principal (and premium, if any) and interest, if any, on the Debt Securities will be payable;

     - the date or dates, if any, after which the Debt Securities may be redeemed or purchased in whole or in part, at our option or mandatorily pursuant to any sinking, purchase or analogous fund or may be required to be purchased or redeemed at the option of the holder, and the redemption or repayment price or prices;

     - the denomination or denominations in which the Debt Securities will be issuable;

     - the currency, currencies or units based on or related to currencies for which the Debt Securities may be purchased and the currency, currencies or currency units in which the principal of, premium, if any, and any interest on such Debt Securities may be payable;

     - whether the Debt Securities will be convertible into shares of Common or Preferred Stock and if so, the terms of such conversion;

     - any index used to determine the amount of payments of principal of, premium, if any, and interest on the Debt Securities;

     - whether any of the Debt Securities are to be issuable as Bearer Securities and/or Registered Securities, and if issuable as Bearer Securities, any limitations on issuance of such Bearer Securities and any provisions regarding the transfer or exchange of such Bearer Securities (including exchange for registered Debt Securities of the same series);

     - the payment of any additional amounts with respect to the Debt
       Securities;

     - whether any of the Debt Securities will be issued as Original Issue Discount Securities (as defined below);

     - information with respect to book-entry procedures, if any;

     - any additional covenants or Events of Default not currently set forth in the applicable Indenture; and

     - any other terms of the Debt Securities not inconsistent with the provisions of the applicable Indenture.

     If any of the Debt Securities are sold for one or more foreign currencies or foreign currency units or if the principal of, premium, if any, or interest on any series of Debt Securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the applicable prospectus supplement (section 3.01).

     Debt Securities may be issued as original issue discount Debt Securities (bearing no interest or interest at a rate that at the time of issuance is below market rates) ("Original Issue Discount Securities"), to be sold at a substantial discount below their stated principal amount. There may not be any periodic payments of interest on Original Issue Discount Securities. In the event of an acceleration of the maturity of any Original Issue Discount Security, the amount payable to the holder of such Original Issue Discount Security upon such acceleration will be determined in accordance with the prospectus supplement, the terms of such security and the Indenture, but will be an amount less than the amount payable at the maturity of the principal of such Original Issue Discount Security (section 7.02). The federal income tax considerations with respect to Original Issue Discount Securities will be explained in the prospectus supplement we prepare for the Original Issue Discount Securities.

     Consolidation, Merger of Sale of Assets. Each Indenture provides that we may, without the consent of the holders of any of the Debt Securities outstanding under the applicable Indenture, consolidate with, merge into or transfer our assets substantially as an entirety to any person, provided that:

     - any successor assumes our obligations on the applicable Debt Securities and under the applicable Indenture;

     - after giving effect to the transaction, there is no Default or Event of Default that is continuing; and

     - certain other conditions under the applicable Indenture are met (section 10.1).

     Accordingly, such consolidation, merger or transfer of assets substantially as an entirety, which meets the conditions described above, would not create any Event of Default which would entitle holders of the Debt Securities, or the Trustee on their behalf, to take any of the actions described below under "-- Events of Default, Waivers, Etc."

     Leveraged and Other Transactions. The Indentures and the Debt Securities do not contain, among other things, provisions that would protect holders of the Debt Securities in the event of a highly leveraged or other transaction involving Waste Connections that could adversely affect the holders of Debt Securities.

     Modification of the Indenture; Waiver of Covenants. Each Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each affected series, modifications and alterations of such Indenture may be made that affect the rights of the holders of such Debt Securities. However, no such modification or alteration may be made without the consent of the holder of each Debt Security so affected which would, among other things:

     - Change the maturity of the principal of, or of any installment of interest (or premium, if any) on, any Debt Security issued pursuant to such Indenture;

     - Change the principal amount thereof, premium thereon, if any, or interest thereon;

     - Change the method of calculation of interest or the currency of payment of principal or interest (or premium, if any) thereon;

     - Reduce the minimum rate of interest thereon;

     - Impair the right to bring suit for the enforcement of any such payment on or with respect to any such Debt Security;

     - Reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof;

     - Reduce the above-stated percentage in principal amount of outstanding Debt Securities required to modify or alter such Indenture (section 9.02); or

     - Change our obligation to maintain an office or agency as required by the applicable Indenture.

     Global Securities. The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depositary or its nominee identified in the applicable prospectus supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by the Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for the Global Security to a nominee for the Depositary (section 3.05) and except in the circumstances described in the applicable prospectus supplement.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities and certain limitations and restrictions relating to a series of Bearer Securities in the form of one or more Global Securities will be described in the applicable prospectus supplement.

     Event of Default, Waivers, Etc. An Event of Default with respect to the Senior Debt Securities of any series, and a Default with respect to the Subordinated Debt Securities of any series, is defined in the applicable Indentures as:

          (i) Default in the payment of principal of or premium, if any, on any Debt Security of that series when due;

          (ii) Default in the payment of interest on any Debt Security of that series when due, which continues for 30 days;

          (iii) Default in the performance by us of any of our other covenants in the applicable Indenture with respect to the Debt Securities of such series, which continues for 90 days after written notice;

          (iv) Certain events of bankruptcy, insolvency or reorganization of our company; and

          (v) Any other event that may be specified in a prospectus supplement with respect to any series of Debt Securities (section 7.01 of the Senior Indenture; section 7.07 of the Subordinated Indenture).

     If an Event of Default with respect to any series of Senior Debt Securities or a Default specified in clauses (iv) and (v) of this section with respect to the Subordinated Debt Securities occurs and is continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series outstanding may declare the principal amount (or if such Debt Securities are Original Issue Discount Securities, such portion of the principal mount as may be specified in the terms of that series) of all Debt Securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the Debt Securities of any series may waive such Event of Default or Default, as applicable, resulting in acceleration of such Debt Securities, but only if all events of Default or Default, as applicable, with respect to the Debt Securities of such series have been remedied and all payments due (other than those due as a result of acceleration) have been made (sections 7.02 and 7.13).

     If an Event of Default with respect to the Senior Debt Securities or a Default with respect to the Subordinated Debt Securities occurs and is continuing, the Trustee may, in its discretion, and at the written request of holders of not less than a majority in aggregate principal amount of the Debt Securities of any series, and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the applicable Indenture will, proceed to protect the rights of the holders of all the Debt Securities of such series (sections 7.03 and 7.07). Prior to acceleration of maturity of the Debt Securities of any series outstanding under the applicable Indenture, the holders of a majority in aggregate principal amount of such Debt Securities may waive any past default under the applicable Indenture except a default in the payment of principal of, premium, if any, or interest on the Debt Securities of such series (section 7.02).

     The Indentures provide that upon the occurrence of an Event of Default with respect to the Senior Debt Securities specified in clauses (i) or (ii) of this section or a Default with respect to the Subordinated Debt Securities specified in clauses (i) or (ii) of this section, we will, upon demand of the Trustee, pay to it, for the benefit of the holder of any such Debt Security, the whole amount then due and payable on such Debt Securities for principal, premium, if any, and interest. The Indentures further provide that that if we fail to pay such amount upon such demand, the Trustee may, among other things, institute a judicial proceeding for the collection of the amount due (section 7.03).

     The Indentures also provide that notwithstanding any other provision of the applicable Indenture, the holder of any Debt Security of any series will have the right to institute suit for the enforcement of any payment of principal of, premium, if any, and interest on such Debt Securities when due and that such right will not be impaired without the consent of such holder (section 7.08).

     We are required to file annually with the applicable Trustee a written statement as to the existence or non-existence of defaults under the Indentures or the Debt Securities (section 5.05).

     Subordination of the Subordinated Debt Securities. The Subordinated Debt Securities will be our direct, unsecured obligations and, unless otherwise specified in the prospectus supplement relating to a particular series of Subordinated Debt Securities offered by such prospectus supplement, will be subject to the subordination provisions described in this section. Upon any distribution of our assets due to any dissolution, winding up, liquidation or reorganization, the payment of the principal of, premium, if any, and interest on the Subordinated Debt Securities is to be subordinated in right of payment to all Senior Indebtedness. In certain events of bankruptcy or insolvency, the payment of the principal of and interest on the Subordinated Debt Securities will, to the extent provided in the Subordinated Indenture, also be effectively subordinated in right of payment to all General Obligations (as defined below).

     Upon any distribution of our assets due to any dissolution, winding up, liquidation or reorganization, the holders of Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due before the holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the Subordinated Debt Securities. If upon any such payment or distribution of assets, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, (i) there remain any amounts of cash, property or securities available for payment or distribution in respect of the Subordinated Debt Securities ("Excess Proceeds") and (ii) if, at such time, any creditors in respect of General Obligations have not received payment in full of all amounts due or to become due on or in respect of such General Obligations, then such Excess Proceeds will first be applied to pay or provide for the payment in full of such General Obligations before any payment or distribution may be made in respect of the Subordinated Debt Securities (sections 14.02 and 14.09).

     In addition, no payment may be made on the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the Subordinated Debt Securities, at any time in the event:

     - there is a default in the payment of the principal of, premium, if any, interest on or otherwise in respect of any Senior Indebtedness; or

     - any event of default with respect to any Senior Indebtedness has occurred and is continuing or would occur as a result of such payment on the Subordinated Debt Securities or any redemption, retirement, purchase or other acquisition of any of the Subordinated Debt Securities, permitting the holders of such Senior Indebtedness to accelerate the maturity thereof (section 14.03).

     Except as described above, our obligation to make payments of the principal of, premium, if any, or interest on the Subordinated Debt Securities will not be affected (section 14.04).

     By reason of the subordination in favor of the holders of Senior Indebtedness, in the event of a distribution of assets upon any dissolution, winding up, liquidation or reorganization, our creditors who are not holders of Senior Indebtedness or the Subordinated Debt Securities may recover less, proportionately, than holders of Senior Indebtedness and may recover more, proportionately, than holders of the Subordinated Debt Securities.

     Subject to payment in full of all Senior Indebtedness, the holders of Subordinated Debt Securities will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property or securities of our company applicable to Senior Indebtedness. Subject to payment in full of all General Obligations, the holders of the Subordinated Debt Securities will be subrogated to the rights of the creditors in respect of General Obligations to receive payments or distributions of cash, property or securities of our company applicable to such creditors in respect of General Obligations (sections 14.02 and 14.09).

     "Senior Indebtedness" for purposes of the Subordinated Indenture is the principal of, premium, if any, and interest on:

     - all of our indebtedness for money borrowed (other than (i) the Subordinated Debt Securities and (ii) the Junior Subordinated Indebtedness (as defined below)) whether outstanding on the date of execution of the Subordinated Indenture or created, assumed or incurred after that date, except such indebtedness as is by its terms expressly stated to be not superior in right of payment to the Subordinated Debt Securities or to rank equally with the Subordinated Debt Securities; and

     - any deferrals, renewals or extensions of any such Senior Indebtedness.

     The term "indebtedness for money borrowed" as used in this prospectus includes, without limitation, any obligation of, or any obligation guaranteed by us for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets. The Subordinated Indenture does not limit our issuance of additional Senior Indebtedness.

     The Subordinated Debt Securities will rank senior in right of payment to our Junior Subordinated Indebtedness upon any distribution of our assets due to any dissolution, winding up, liquidation or reorganization, to the extent provided in the instruments creating our Junior Subordinated Indebtedness. "Junior Subordinated Indebtedness" is the principal of, premium, if any, and interest on:

     - all of our indebtedness for money borrowed whether outstanding on the date of the execution of the Subordinated Indenture or created, assumed or incurred after that date that is by its terms subordinated to the Subordinated Debt Securities; and

     - any deferrals, renewals or extensions of any of such Junior Subordinated Indebtedness.

     Unless otherwise specified in the prospectus supplement relating to a particular series of Subordinated Debt Securities offered thereby, the term "General Obligations" means all obligations to make payment on account of claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements, other than:

           (i) obligations on account of Senior Indebtedness;

           (ii) obligations on account of indebtedness for money borrowed ranking equal with or subordinate to the Subordinated Debt Securities; and

          (iii) obligations which by their terms are expressly stated not to be senior in right of payment to the Subordinated Debt Securities or to rank equally with the Subordinated Debt Securities.

     Unless otherwise specified in the prospectus supplement relating to any series of Subordinated Debt Securities, payment of principal of the Subordinated Debt Securities may be accelerated only in case of the bankruptcy, insolvency or reorganization of our company.

     Concerning the Trustee, we and certain of our affiliates maintain a banking relationship with the Trustee and its affiliates. The Trustee also acts as the transfer agent, registrar and dividend disbursing agent for our common stock.

                         DESCRIPTION OF PREFERRED STOCK

     The following summary describes the general terms of the preferred stock, $0.01 par value (the "Preferred Stock"), to which any prospectus supplement may relate. Certain terms of any series of the Preferred Stock offered by any prospectus supplement will be described in such prospectus supplement. If so indicated in the prospectus supplement, the terms of that series may differ from the terms described below. The provisions of the Preferred Stock described below are not complete. You should refer to our Amended and Restated Certificate of Incorporation (the "Certificate") and any certificate of amendment to the Certificate or certificate of designations filed with the SEC in connection with the offering of Preferred Stock.

     General. Under our Certificate, our Board of Directors has the authority, without further stockholder action, to issue from time to time Preferred Stock in one or more series and for such consideration as may be fixed from time to time by our Board of Directors. Our Board also has the authority to fix and determine, in the manner provided by law, the relative rights and preferences of the shares of any series so established, such as dividend and voting rights. Our Certificate authorizes 7,500,000 shares of Preferred Stock. Prior to the issuance of each series of Preferred Stock, our Board will adopt resolutions creating and designating the series as a series of Preferred Stock.

     The Preferred Stock will have the dividend, liquidation, redemption, voting and conversion rights set forth below unless otherwise specified in the applicable prospectus supplement. You should read the prospectus supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including:

     - the designation, stated value and liquidation preference of such Preferred Stock and the number of shares offered;

     - the initial public offering price at which such shares will be issued;

     - the dividend rate or rates (or method of calculation), the dividend periods, the date on which dividends will be payable and whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will begin to cumulate;

     - any redemption or sinking fund provisions;

     - any conversion provisions; and

     - any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions on such Preferred Stock.

     No shares of Preferred Stock are currently outstanding. The Preferred Stock will, when issued, be fully paid and nonassessable and have no preemptive rights. Unless otherwise specified in the applicable prospectus supplement, the shares of each series of Preferred Stock will upon issuance rank equally in all respects with each other then outstanding series of Preferred Stock. Unless otherwise specified in the applicable prospectus supplement, Bank Boston N.A., c/o Boston EquiServe, L.P., will be the transfer agent and registrar for the Preferred Stock.

     Rank. Any series of the Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up or dissolution, rank:

     - senior to all classes of Common Stock and to all equity securities issued by us, the terms of which specifically provide that the equity securities will rank junior to the Preferred Stock;

     - equally with all equity securities issued by us, the terms of which specifically provide that the equity securities will rank equally with the Preferred Stock; and

     - junior to all equity securities issued by us, the terms of which specifically provide that the equity securities will rank senior to the Preferred Stock.

     Dividends. The holders of the Preferred Stock will be entitled to receive, when, as and if declared by our Board, dividends at such rates and on such dates as will be specified in the applicable prospectus supplement. Such rates may be fixed or variable or both. If variable, the formula used for determining the dividend rate for each dividend period will be specified in the applicable prospectus supplement. Dividends will be payable to the holders of record as they appear on our stock books on such record dates as will be fixed by our Board. Dividends may be paid in the form of cash, Preferred Stock (of the same or a different series) or Common Stock, in each case as specified in the applicable prospectus supplement.

     Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as specified in the applicable prospectus supplement. If the dividends on a series of the Preferred Stock are noncumulative ("Noncumulative Preferred Stock"), and our Board fails to declare a dividend payable on a dividend payment date, then the holders of such Preferred Stock will have no right to receive a dividend in respect to the dividend period relating to such dividend payment date, and we will not be obligated to pay the dividend accrued for such period, whether or not dividends on such Preferred Stock are declared or paid on any future dividend payment dates.

     We will not declare or pay or set apart for payment any dividends on any series of the Preferred Stock that rank, as to dividends, on a parity with or junior to the outstanding Preferred Stock of any series unless (i) if such outstanding Preferred Stock has a cumulative dividend ("Cumulative Preferred Stock"), full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on such Preferred Stock for all dividend periods terminating on or prior to the date of payment of any such dividends on such other series of the Preferred Stock or (ii) if such outstanding Preferred Stock is Noncumulative Preferred Stock, full dividends for the then-current dividend period on such Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment.

     Until full dividends are paid (or declared and payment is set aside) on the Preferred Stock ranking equal as to dividends, then:

     - we will declare any dividends pro rata among the Preferred Stock of each series and any Preferred Stock ranking equal to such Preferred Stock as to dividends (i.e., the dividends we declare per share on each series of such Preferred Stock will bear the same relationship to each other that the full accrued dividends per share on each such series of the Preferred Stock (which will not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect to unpaid dividends for prior dividend periods) bear to each other);

     - other than such pro rata dividends, we will not declare or pay any dividends or declare or make any distributions upon any security ranking junior to or equal with the Preferred Stock as to dividends or upon liquidation (except dividends on common stock payable in common stock, dividends or distributions paid for with securities ranking junior to the

       Preferred Stock as to dividends and upon liquidation and cash in lieu of fractional shares in connection with such dividends); and

     - we will not redeem, purchase or otherwise acquire (or set aside money for a sinking fund for) Common Stock or any other securities ranking junior to or equal with the Preferred Stock as to dividends or upon liquidation (except by conversion into or exchange for stock junior to the Preferred Stock as to dividends and upon liquidation).

     We will not owe any interest, or any money in lieu of interest, on any dividend payment on any series of the Preferred Stock that may be past due.

     Redemption. A series of the Preferred Stock may be redeemable, in whole or in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices specified in the applicable prospectus supplement. Redeemed shares of the Preferred Stock will become authorized but unissued shares of Preferred Stock that we may issue in the future.

     The prospectus supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that we will redeem each year and the redemption price per share. If shares of Preferred Stock are redeemed, we will pay all accrued and unpaid dividends thereon (which will not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) up to but excluding the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for the Preferred Stock of any series is payable only from the net proceeds of the issuance of our capital stock, the terms of such Preferred Stock may provide that, if no such capital stock will have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock will automatically and mandatorily be converted into shares of our applicable capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

     If fewer than all the outstanding shares of Preferred Stock of any series are to be redeemed, our Board will determine the number of shares to be redeemed. We will redeem the shares pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot or by any other method as may be determined by our Board.

     Even though the terms of a series of the Cumulative Preferred Stock may permit redemption of such Cumulative Preferred Stock in whole or in part, if any dividends, including accumulated dividends, on that series are past due:

     - we will not redeem any Preferred Stock of that series unless we simultaneously redeem all outstanding Preferred Stock of that series; and

     - we will not purchase or otherwise acquire any Preferred Stock of that series.

     The prohibition discussed in the preceding sentence will not prohibit us from purchasing or acquiring Preferred Stock of that series pursuant to a purchase or exchange offer if we make the offer on the same terms to all holders of that series.

     Conversion Rights. The prospectus supplement relating to a series of convertible Preferred Stock will describe the terms on which shares of such series are convertible into our Common Stock, or another series of Preferred Stock.

     Rights Upon Liquidation. Unless the applicable prospectus supplement states otherwise, if we voluntarily or involuntarily liquidate, dissolve or wind up our business, the holders of the Preferred Stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to holders of our common stock or any other class or series of shares ranking junior to such Preferred Stock upon liquidation, liquidating distributions in the amount of the liquidation preference of such Preferred Stock plus accrued and unpaid dividends (which will not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods). If we voluntarily or involuntarily liquidate, dissolve or wind up our business, the amounts payable with respect to the Preferred Stock of any series and any of our other securities ranking equal as to any such distribution are not paid in full, the holders of such Preferred Stock and of such other shares will share ratably in any such distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Preferred Stock of any series will not be entitled to any further participation in any distribution of our assets.

     Voting Rights. Except as described in this section or in the applicable prospectus supplement, or except as expressly required by applicable law, the holders of the Preferred Stock will not be entitled to vote. If the holders of a series of Preferred Stock are entitled to vote and the applicable prospectus supplement does not state otherwise, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. For any series of Preferred Stock having one vote per share, the voting power of such series, on matters on which holders of such series and holders of other series of Preferred Stock are entitled to vote as a single class, will depend on the number of shares in such series, not the aggregate stated value, liquidation preference or initial offering price of the shares of such series of Preferred Stock.

     Unless we receive the consent of the holders of an outstanding series of Preferred Stock and the outstanding shares of all other series of Preferred Stock which (i) rank equal with such series either as to dividends or the distribution of assets upon liquidation, dissolution or winding up of our business and (ii) have voting rights that are exercisable and that are similar to those of such series, we will not:

     - authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to such outstanding Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of our business; or

     - amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of our Certificate or of the resolutions contained in any certificate of designations creating such series of Preferred Stock so as to materially and adversely affect any right, preference privilege or voting power of such outstanding Preferred Stock.

     This consent must be given by the holders of a majority of all such outstanding Preferred Stock described in the preceding sentence, voting together as a single class. We will not be required to obtain this consent with respect to the actions listed in the second bullet point above, however, if we only (i) increase the amount of the authorized Preferred Stock, (ii) create and issue another series of Preferred Stock, or (iii) increase the amount of authorized shares of any series of Preferred Stock, if such Preferred Stock in each case ranks equal with or junior to the Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of our business.

                          DESCRIPTION OF COMMON STOCK

     This section describes the general terms and provisions of the shares of our common stock, par value $0.01 per share (the "Common Stock"). The summary is not complete and is qualified in its entirety by reference to the description of the Common Stock incorporated by reference in this prospectus. See "Incorporation by Reference." We have also filed our

Certificate and our bylaws as exhibits to the Registration Statement. You should read our Certificate and our bylaws for additional information before you buy any Common Stock. See "Where You Can Find More Information."

     General. As of September 15, 1999, our authorized Common Stock was 50,000,000 shares, of which 20,683,888 shares were issued and outstanding.

     Dividends. Holders of Common stock are entitled to receive pro rata dividends when, as and if declared by our Board of Directors out of any funds that we can legally use to pay dividends. We may pay dividends in cash, stock or other property. In certain cases, holders of Common Stock may not receive dividends until we have satisfied our obligations to any holders of outstanding Preferred Stock. If we liquidate, dissolve or wind up our business, the holders of Preferred Stock will receive an amount per share equal to the amount fixed and determined by our Board of Directors, plus any amount equal to all the dividends accrued on the Preferred Stock, before any distribution will be made on the Common Stock.

     Voting Rights. Each share of Common Stock is entitled to one vote on each matter submitted to a vote of stockholders. The holders of the Common Stock have noncumulative voting rights, which means that, subject to the rights of the holders of a series of Preferred Stock, if any, to elect one or more directors, as set forth in our Certificate or the certificate of designations creating such series, the holders of more than 50% of the shares of Common Stock voting for the election of directors can elect 100% of the directors standing for election at any meeting if they choose to do so. In such event, the holders of the remaining shares of Common Stock voting for the election of directors will not be able to elect any person or persons to our Board of Directors.

     Other Rights. The Common Stock has no conversion rights and is not redeemable. The holders of the Common Stock do not have any preemptive rights to subscribe for additional shares of our stock or other securities of ours except as may be granted by our Board of Directors. There is no restriction on our purchase of shares of Common Stock except for certain regulatory limits.

     Fully Paid. The issued and outstanding shares of Common Stock are fully paid and nonassessable (i.e., the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional monies for such shares).

     Listing. The Common Stock is listed on the Nasdaq National Market under the symbol "WCNX." Bank Boston N.A., c/o Boston EquiServe, L.P. is the transfer agent, registrar and dividend reimbursing agent for the Common Stock.

     Certain Statutory, Charter and Bylaw Provisions. Our Certificate provides that the Board will be divided into three classes serving staggered terms, and that the number of directors in each class will be as nearly equal as is possible based on the number of directors constituting the entire Board. At each annual meeting of stockholders, successors to directors of the class whose term expires at such meeting will be elected to serve for three-year terms.

                              PLAN OF DISTRIBUTION

     The Securities may be distributed from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement will describe the method of distribution of the Securities offered therein.

     We may sell Securities directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. Each prospectus supplement will describe the terms of the Securities to which that prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and the net proceeds we will receive from such sale. In addition, each prospectus supplement will describe any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchange or exchanges, if any, on which such Securities will be listed. Dealer trading may take place in certain of the Securities, including Securities not listed on any securities exchange.

     If so indicated in the applicable prospectus supplement, we will authorize underwriters or agents to solicit offers by certain institutions to purchase Securities from us, pursuant to delayed delivery contracts providing for payment and delivery at a future date. Institutions with which such contracts may be made include, among others:

     - commercial and savings banks;

     - insurance companies;

     - pension funds;

     - investment companies; and

     - educational and charitable institutions.

     In all cases, such institutions must be approved by us. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (ii) if the Securities are also being sold to underwriters acting as principals for their own account, the underwriters will have purchased such Securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

     Any underwriter or agent participating in the distribution of the Securities may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, of the Securities so offered and sold and any discounts or commissions received by them, and any profit realized by them on the sale or resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     Except as indicated in the applicable prospectus supplement, the Securities are not expected to be listed on a securities exchange, except for the Common Stock, which is listed on the Nasdaq National Market, and any underwriters or dealers will not be obligated to make a market in Securities. We cannot predict the activity or liquidity of any trading in the Securities.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-732-0330 for more information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site that the SEC maintains at "http://www.sec.gov." Our common stock is listed on the Nasdaq National Market, and you may also inspect and copy our SEC filings at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20549.

     This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933. This prospectus omits part of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference rooms or from its web site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copies of the documents filed as exhibits to the registration statement for complete information.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

           A.  Annual Report on Form 10-K for the year ended December 31, 1998.

           B. Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1998.

           C.  Quarterly Report on Form 10-Q for the quarter ended March 31,
               1999.

           D. Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1999.

           E.  Quarterly Report on Form 10-Q for the quarter ended June 30,
               1999.

           F.  Report on Form 8-K/A filed July 16, 1998.

           G.  Report on Form 8-K/A filed September 11, 1998.

           H.  Report on Form 8-K filed January 5, 1999.

           I.  Report on Form 8-K filed January 13, 1999.

           J.  Report on Form 8-K filed February 2, 1999.

           K.  Report on Form 8-K/A filed April 5, 1999.

           L.  Report on Form 8-K filed April 14, 1999.

          M.  Report on Form 8-K/A filed April 29, 1999.

           N.  Report on Form 8-K filed May 7, 1999.

           O.  Report on Form 8-K/A filed July 15, 1999.

           P.  Report on Form 8-K filed August 5, 1999.

           Q.  Report on Form 8-K filed August 25, 1999.

           R.  Report on Form 8-K filed August 31, 1999.

           S.  Report on Form 8-K/A filed September 2, 1999.

           T.  Report on Form 8-K filed September 15, 1999.

           U. The description of our common stock contained in our registration statement on Form 8-A, File No. 0-23981, filed under the Securities Exchange Act of 1934.

     You may request a copy of these filings at no cost, by writing or telephoning the office of Steven F. Bouck, Waste Connections, Inc., 2260 Douglas Boulevard, Suite 280, Roseville, California 95661, telephone (916) 772-2221.

     You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and the registration statement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of the document.

                                 LEGAL MATTERS

     Shartsis, Friese & Ginsburg LLP, San Francisco, California, has issued an opinion on the validity of the Securities we are offering. Certain partners and associate attorneys of Shartsis, Friese & Ginsburg LLP own an aggregate of 3,400 shares of our common stock. Certain statements pertaining to our G certificates awarded by the WUTC that appear in this prospectus will be passed upon for us by Williams, Kastner & Gibbs PLLC, Seattle, Washington.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our historical and supplemental financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1998, our restated financial statements and schedules included in our Current Reports on Form 8-K filed August 5, 1999 and September 15, 1999 (which give retroactive effect to poolings-of-interests consummated through March 31, 1999 and June 30, 1999, respectively), the combined financial statements of the Murrey Companies included in our Current Reports on Form 8-K and Form 8-K/A filed February 2, 1999 and April 5, 1999, respectively, and the financial statements of Arrow Sanitary Service, Inc. included in our Current Report on Form 8-K/A filed July 16, 1998, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Such financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

     Perkins & Company, P.C., independent auditors, have audited the combined financial statements of Columbia Resource Co., L.P. and Finley-Buttes Limited Partnership included in our Current Report on Form 8-K/A filed April 29, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Such financial statements are incorporated by reference in reliance on Perkins & Company, P.C.'s report, given on their authority as experts in accounting and auditing.

     Grant Thornton LLP, independent certified public accountants, have audited the financial statements of Shrader Refuse and Recycling Company included in our Current Report on Form 8-K/A filed September 11, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Such financial statements are incorporated by reference in reliance on Grant Thornton LLP's report, given on their authority as experts in accounting and auditing.

     PricewaterhouseCoopers LLP, independent accountants, have audited the combined financial statements of International Environmental Industries, Inc. and subsidiary and JOS Enterprises Ltd. included in our Current Report on Form 8-K/A dated August 11, 1999 and filed September 2, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Such financial statements are incorporated by reference in reliance on PricewaterhouseCoopers LLP's report, given on their authority as experts in accounting and auditing.

YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS PROSPECTUS. WASTE CONNECTIONS HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL, AND IT DOES NOT SEEK AN OFFER TO BUY, THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF WHEN THIS PROSPECTUS IS DELIVERED OR THESE SECURITIES ARE SOLD.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                      PAGE
                                      -----
About this Prospectus Supplement....    S-3
Prospectus Supplement Summary.......    S-3
Summary Financial Data..............    S-6
Risk Factors........................    S-7
Use of Proceeds.....................   S-13
Price Range of Common Stock.........   S-13
Dividend Policy.....................   S-13
Capitalization......................   S-14
Business............................   S-15
Management..........................   S-23
Plan of Distribution................   S-27
Legal Matters.......................   S-29

                                   PROSPECTUS

                                        PAGE
                                        ----
Waste Connections.....................    3
About this Prospectus.................    3
Risk Factors..........................    4
Ratio of Earnings to Fixed Charges....   11
Use of Proceeds.......................   11
Description of Debt Securities........   11
Description of Preferred Stock........   18
Description of Common Stock...........   21
Plan of Distribution..................   23
Where You Can Find More
  Information.........................   24
Incorporation by Reference............   24
Legal Matters.........................   25
Experts...............................   25

[LOGO]

3,500,000 SHARES

COMMON STOCK
DEUTSCHE BANC ALEX. BROWN

PAINEWEBBER INCORPORATED

SALOMON SMITH BARNEY
Prospectus Supplement

            , 2000